Exhibit 99.3

Financial Statements 2021

FINE
GOLD

Franco Nevada
The GOLD Investment that WORKS

Management’s Report On Internal Control Over Financial Reporting

Franco-Nevada Corporation’s (“Franco-Nevada”) management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in rules 13a-15(f) and 15d-15(f) under the United States Securities Exchange Act of 1934, as amended.

Franco-Nevada’s management, with the participation of its President & Chief Executive Officer and its Chief Financial Officer, assessed the effectiveness of the Company’s internal control over financial reporting as at December 31, 2021. Franco-Nevada’s management conducted an evaluation of the Company’s internal control over financial reporting based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on management’s assessment, Franco-Nevada’s internal control over financial reporting is effective as at December 31, 2021.

The effectiveness of the Company’s internal control over financial reporting as at December 31, 2021 has been audited by PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm, as stated in their report appearing herein.

/s/Paul Brink	/s/Sandip Rana
Paul Brink	Sandip Rana
President & Chief Executive Officer	Chief Financial Officer

March 9, 2022

2021 Financial Statements	2

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Franco-Nevada Corporation

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Franco-Nevada Corporation and its subsidiaries (together, the Company) as of December 31, 2021 and 2020, and the related consolidated statements of income and comprehensive income, of changes in shareholders’ equity and of cash flows for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). We also have audited the Company's internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and its financial performance and its cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

2021 Financial Statements	3

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit and risk committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Assessment of indicators of impairment or impairment reversal of royalty, stream and working interests

As described in Notes 2, 3 and 8 to the consolidated financial statements, the Company’s royalty, stream and working interests carrying value was $5,149.3 million as of December 31, 2021. Management assesses at the end of each reporting period whether there are any indicators that the carrying value may not be recoverable or that an impairment loss previously recognized may no longer exist that give rise to the requirement to conduct an impairment or impairment reversal analysis. Impairment or impairment reversal is assessed at the cash-generating unit (CGU) level, which is usually at the individual royalty, stream or working interest level for each property from which independent cash inflows are generated. Management uses significant judgment when assessing whether there are indicators of impairment or impairment reversal, including significant changes in operator reserve and resource estimates, industry or economic trends, current or forecast commodity prices and other relevant operator information. For certain energy interests, management uses reserve reports prepared by independent reserve engineers or other qualified parties engaged by the Company (management’s specialists).

The principal considerations for our determination that performing procedures relating to the assessment of indicators of impairment or impairment reversal of royalty, stream and working interests is a critical audit matter are (i) the significant judgment by management when assessing whether there were indicators of impairment or impairment reversal which would require an impairment or impairment reversal analysis to be performed; and (ii) a high degree of auditor judgment, subjectivity and effort in evaluating audit evidence related to management’s assessment of indicators of impairment or impairment reversal related to significant changes in operator reserve and resource estimates, industry or economic trends, current or forecast commodity prices and other relevant operator information.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s assessment of indicators of impairment or impairment reversal of royalty, stream and working interests. These procedures also included, among others, evaluating the reasonableness of management’s assessment of indicators of impairment or impairment reversal for a sample of royalty, stream and working interests, related to significant changes in operator reserve and resource estimates, industry or economic trends, current or forecast commodity prices and other relevant operator information by considering (i) current and past performance of royalty, stream and working interests; (ii) consistency with external market and industry data; (iii) publicly disclosed or other relevant information by operators of royalty, stream and working interests; and (iv) consistency with evidence obtained in other areas of the audit. For certain energy interests, the work of management’s specialists was used in performing the procedures to evaluate the reasonableness of management’s assessment of indicators of impairment or impairment reversal related to significant changes in reserve estimates. As a basis for using this work, management’s specialists’ qualifications were understood and the Company’s relationship with management’s specialists was assessed. The procedures performed also included evaluation of the methods and assumptions used by management’s specialists, tests of the data used by management’s specialists, and an evaluation of management’s specialists’ findings.

/s/PricewaterhouseCoopers LLP

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada

March 9, 2022

We have served as the Company’s auditor since 2007.

2021 Financial Statements	4

Franco-Nevada Corporation

Consolidated Statements of Financial Position

(in millions of U.S. dollars)

	At December 31,	At December 31,
	2021	2020
ASSETS
Cash and cash equivalents (note 5)	$539.3	$534.2
Receivables	119.8	93.4
Loan receivable (note 6)	39.7	—
Prepaid expenses and other (note 7)	52.6	36.1
Current assets	$751.4	$663.7

Royalty, stream and working interests, net (note 8)	$5,149.3	$4,632.1
Investments and loan receivable (note 6)	235.9	238.4
Deferred income tax assets (note 17)	49.4	45.1
Other assets (note 9)	23.9	13.6
Total assets	$6,209.9	$5,592.9

LIABILITIES
Accounts payable and accrued liabilities (note 10)	$33.6	$40.8
Current income tax liabilities	9.6	12.4
Current liabilities	$43.2	$53.2

Deferred income tax liabilities (note 17)	135.4	91.5
Other liabilities	6.1	4.4
Total liabilities	$184.7	$149.1

SHAREHOLDERS’ EQUITY
Share capital (note 18)	$5,628.5	$5,580.1
Contributed surplus	16.1	14.0
Retained earnings (deficit)	484.9	(34.4)
Accumulated other comprehensive loss	(104.3)	(115.9)
Total shareholders’ equity	$6,025.2	$5,443.8
Total liabilities and shareholders’ equity	$6,209.9	$5,592.9

Commitments and contingencies (notes 23 and 24)

The accompanying notes are an integral part of these consolidated financial statements.

Approved by the Board of Directors and authorized for issue on March 9, 2022.

/s/David Harquail	/s/Jennifer Maki
David Harquail	Jennifer Maki
Director	Director

2021 Financial Statements	5

Franco-Nevada Corporation

Consolidated Statements of Income and Comprehensive Income

(in millions of U.S. dollars and shares, except per share amounts)

	2021	2020
Revenue (note 12)	$1,300.0	$1,020.2

Costs of sales
Costs of sales (note 13)	$178.3	$158.8
Depletion and depreciation	299.6	241.0
Total costs of sales	$477.9	$399.8
Gross profit	$822.1	$620.4

Other operating expenses (income)
General and administrative expenses	$19.6	$19.2
Share-based compensation expenses (note 14)	11.2	9.6
Impairment (reversals) and charges (note 8)	(68.0)	262.1
Gain on sale of gold bullion	(1.4)	(7.0)
Total other operating expenses (income)	$(38.6)	$283.9
Operating income	$860.7	$336.5
Foreign exchange (loss) gain and other income (expenses)	$(3.0)	$2.8

Income before finance items and income taxes	$857.7	$339.3

Finance items (note 16)
Finance income	$3.7	$3.7
Finance expenses	(3.6)	(3.5)
Net income before income taxes	$857.8	$339.5

Income tax expense (note 17)	124.1	13.3
Net income	$733.7	$326.2

Other comprehensive income

Items that may be reclassified subsequently to profit and loss:
Currency translation adjustment	$(4.0)	$19.6

Items that will not be reclassified subsequently to profit and loss:
Gain on changes in the fair value of equity investments
at fair value through other comprehensive income ("FVTOCI"),
net of income tax (note 6)	22.6	43.8
Other comprehensive income	$18.6	$63.4

Comprehensive income	$752.3	$389.6

Earnings per share (note 19)
Basic	$3.84	$1.71
Diluted	$3.83	$1.71
Weighted average number of shares outstanding (note 19)
Basic	191.1	190.3
Diluted	191.5	190.7

The accompanying notes are an integral part of these consolidated financial statements.

2021 Financial Statements	6

Franco-Nevada Corporation

Consolidated Statements of Cash Flows

(in millions of U.S. dollars)

	2021	2020
Cash flows from operating activities
Net income	$733.7	$326.2
Adjustments to reconcile net income to net cash provided by operating activities:
Depletion and depreciation	299.6	241.0
Share-based compensation expenses	8.0	5.6
Impairment (reversals) charges	(68.0)	262.1
Unrealized foreign exchange loss	1.5	0.4
Deferred income tax expense (recovery)	37.1	(35.2)
Other non-cash items	(3.0)	(12.0)
Acquisition of gold bullion	(40.0)	(37.9)
Proceeds from sale of gold bullion	27.5	52.7
Operating cash flows before changes in non-cash working capital	$996.4	$802.9
Changes in non-cash working capital:
(Increase) decrease in receivables	$(26.4)	$4.4
(Increase) decrease in prepaid expenses and other	(13.1)	1.4
Decrease in current liabilities	(1.5)	(4.8)
Net cash provided by operating activities	$955.4	$803.9

Cash flows used in investing activities
Acquisition of royalty, stream and working interests	$(758.7)	$(311.1)
Acquisition of investments	(17.2)	—
Acquisition of energy well equipment	(1.8)	(1.5)
Proceeds from sale of investments	12.7	3.6
Net cash used in investing activities	$(765.0)	$(309.0)

Cash flows used in financing activities
Payment of dividends	$(179.6)	$(154.9)
Proceeds from draw of revolving credit facilities	150.0	—
Repayment of revolving credit facilities	(150.0)	—
Repayment of term loan	—	(80.0)
Proceeds from at-the-market equity offerings	—	135.7
Credit facility amendment costs	(1.0)	—
Proceeds from exercise of stock options	0.4	7.4
Net cash used in financing activities	$(180.2)	$(91.8)
Effect of exchange rate changes on cash and cash equivalents	$(5.1)	$(1.0)
Net change in cash and cash equivalents	$5.1	$402.1
Cash and cash equivalents at beginning of year	$534.2	$132.1
Cash and cash equivalents at end of year	$539.3	$534.2

Supplemental cash flow information:
Dividend income received	$30.2	$14.7
Interest and standby fees paid	$2.4	$2.4
Income taxes paid	$93.5	$51.2

The accompanying notes are an integral part of these consolidated financial statements.

2021 Financial Statements	7

Franco-Nevada Corporation

Consolidated Statements of Changes in Shareholders’ Equity

(in millions of U.S. dollars)

			Accumulated
			other	Retained
	Share capital	Contributed	comprehensive	earnings
	(note 18)	surplus	loss	(deficit)	Total equity
Balance at January 1, 2021	$5,580.1	$14.0	$(115.9)	$(34.4)	$5,443.8
Net income	—	—	—	733.7	733.7
Other comprehensive income	—	—	18.6	—	18.6
Total comprehensive income					$752.3

Exercise of stock options	$0.5	$(0.1)	$—	$—	$0.4
Share-based payments	—	8.3	—	—	8.3
Vesting of restricted share units	6.1	(6.1)	—	—	—
Transfer of gain on disposal of equity investments at FVTOCI	—	—	(7.0)	7.0	—
Dividend reinvestment plan	41.8	—	—	—	41.8
Dividends declared	—	—	—	(221.4)	(221.4)
Balance at December 31, 2021	$5,628.5	$16.1	$(104.3)	$484.9	$6,025.2

Balance at January 1, 2020	$5,390.7	$14.2	$(178.3)	$(164.4)	$5,062.2
Net income	—	—	—	326.2	326.2
Other comprehensive income	—	—	63.4	—	63.4
Total comprehensive income					$389.6
At-the-market equity offering	$133.7	$—	$—	$—	$133.7
Exercise of stock options	9.7	(2.3)	—	—	7.4
Share-based payments	—	5.8	—	—	5.8
Vesting of restricted share units	3.7	(3.7)	—	—	—
Transfer of gain on disposal of equity investments at FVTOCI	—	—	(1.0)	1.0	—
Dividend reinvestment plan	42.3	—	—	—	42.3
Dividends declared	—	—	—	(197.2)	(197.2)
Balance at December 31, 2020	$5,580.1	$14.0	$(115.9)	$(34.4)	$5,443.8

The accompanying notes are an integral part of these consolidated financial statements.

2021 Financial Statements	8

Franco-Nevada Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

Note 1 – Corporate Information

Franco-Nevada Corporation (“Franco-Nevada” or the “Company”) is incorporated under the Canada Business Corporations Act. The Company is a royalty and stream company focused on precious metals (gold, silver, and platinum group metals) and has a diversity of revenue sources. The Company owns a portfolio of royalty, stream and working interests, covering properties at various stages, from production to early exploration located in South America, Central America & Mexico, United States, Canada, Australia, Europe and Africa.

The Company’s shares are listed on the Toronto Stock Exchange and the New York Stock Exchange and the Company is domiciled in Canada. The Company’s head and registered office is located at 199 Bay Street, Suite 2000, Toronto, Ontario, Canada.

Note 2 – Significant accounting policies

(a)	Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) under the historical cost convention, except for equity investments, warrants and receivables from provisionally priced concentrate sales which are measured at fair value. These consolidated financial statements were authorized for issuance by the Board of Directors on March 9, 2022.

(b)	Principles of consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries (its “subsidiaries”) (together the “Company”).

(i)	Subsidiaries

These consolidated financial statements include the accounts of Franco-Nevada and its subsidiaries. All intercompany accounts, transactions, income and expenses, and profits or losses have been eliminated on consolidation. The Company consolidates subsidiaries where it has the ability to exercise control. Control of an investee is defined to exist when the Company is exposed to variable returns from its involvement in the investee and has the ability to affect those returns through its power over the investee. Specifically, the Company controls an investee if, and only if, it has all of the following: power over the investee (i.e. existing rights that give the Company the current ability to direct the relevant activities of the investee); exposure, or rights, to variable returns from its involvement with the investee; and the ability to use its power over the investee to affect its returns. Control is presumed to exist where the Company owns more than one half of the voting rights unless it can be demonstrated that ownership does not constitute control. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Company controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are de-consolidated from the date that control ceases.

The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. The consolidated financial statements include all assets, liabilities, revenues, expenses and cash flows of the Company and its subsidiaries after eliminating intercompany transactions.

2021 Financial Statements	9

Franco-Nevada Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

Material subsidiaries of the Company and their geographic locations at December 31, 2021 were as follows:

Entity	Jurisdiction	Economic Interest
Franco-Nevada U.S. Corporation	Delaware	100%
Franco-Nevada GLW Holdings Corp.	British Columbia	100%
Franco-Nevada Canada Holdings Corp.	Canada	100%
Franco-Nevada (Barbados) Corporation	Barbados	100%
Franco-Nevada Australia Pty Ltd.	Australia	100%
Franco-Nevada Delaware LLC	Delaware	100%
Franco-Nevada Texas LP	Texas	100%
Minera Global Copper Chile S.A.	Chile	100%
FN Subco Inc.	British Columbia	100%
FN Holdings ULC	Alberta	100%

All the above entities are classified as subsidiaries of the Company. There are no significant restrictions on the Company’s ability to access or use assets or settle liabilities of its subsidiaries.

(ii)	Joint arrangements

A joint arrangement is defined as an arrangement over which two or more parties have joint control, which is the contractually agreed sharing of control over an arrangement. This exists only when the decisions about relevant activities (being those that significantly affect the returns of the arrangement) require unanimous consent of the parties sharing control. There are two types of joint arrangement, joint operations (“JO”) and joint ventures (“JV”).

A JO is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets and obligations for the liabilities, relating to the arrangement. In relation to the Company’s interest in any JO, the Company would recognize its share of any assets, liabilities, revenues and expenses of the JO.

The Company participates in a strategic relationship with Continental Resources, Inc. (“Continental”), to jointly acquire mineral rights in within Continental’s areas of operation. The mineral interests are acquired through a royalty acquisition entity, The Mineral Resource Company II, LLC (“TMRC II”), in which the Company holds an economic interest of 49.9%. The Company funds 80% of the contributions to TMRC II, with the remainder funded by Continental. The Company determined that it has joint control over TMRC II given that decisions about relevant activities require unanimous consent of the parties to the joint arrangement. The Company further determined that the joint arrangement is a JO, based on the terms of the contractual agreement which specify how revenues and expenses are shared between the parties.

The Company also participates in joint operations with respect to energy working interests but does not have joint control. A working interest is an ownership position in the energy property and related operating assets, whereby the Company is liable for its proportionate share of gross costs of capital and operations based on information received from the operator. The Company’s share of the assets, liabilities, revenues and expenses of each joint operation are recognized in the statements of financial position and statements of income and comprehensive income.

(c)	Business combinations

On the acquisition of a business, the acquisition method of accounting is used whereby the purchase consideration is allocated to the identifiable assets, liabilities and contingent liabilities (identifiable net assets) of the business on the basis of the fair value at the date of acquisition. Provisional fair values allocated at a reporting date are finalized as soon as the relevant information is available, which period shall not exceed twelve months from the acquisition date and are adjusted to reflect the transaction as of the acquisition date.

The results of businesses acquired during the period are consolidated into the consolidated financial statements from the date on which control commences at the date of acquisition and taken out of the consolidated financial statements from the date on which control ceases.

2021 Financial Statements	10

Franco-Nevada Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

When all or part of the purchase consideration is contingent on future events, the cost of the acquisition initially recorded includes an estimate of the fair value of the contingent liability amounts expected to be payable in the future. The cost of acquisition is adjusted when revised estimates are made, with corresponding adjustments made to the consolidated statement of income and comprehensive income.

When a business is acquired in a number of stages, the cost of each stage is compared with the fair value of the identifiable net assets at the date of that purchase. When the cost of the acquisition exceeds the fair values of the identifiable net assets acquired, the difference is recorded as goodwill. If the fair value attributable to the Company’s share of the identifiable net assets exceeds the cost of acquisition, the difference is recognized as a gain in the consolidated statement of income and comprehensive income. Acquisition costs are expensed.

(d)	Currency translation
(i)	Functional and presentation currency

The functional currency for each entity within the Franco-Nevada group is the currency of the primary economic environment in which it operates.

These consolidated financial statements are expressed in United States dollars, which is the functional currency of the majority of the subsidiaries. The parent Company’s functional currency is the Canadian dollar. The U.S. dollar is used as the presentation currency of the Company to ensure comparability with the Company’s peers. References herein to C$ are to Canadian dollars.

(ii)	Foreign currency transactions and balances

Foreign currency transactions are translated into the functional currency of the respective subsidiary, using the exchange rate prevailing at the dates of the transaction (spot exchange rates). Foreign exchange gains and losses resulting from the settlement of such transactions and the re-measurement of monetary items and available-for-sale securities at the date of the consolidated statements of financial position are recognized in net income. Non-monetary items measured at historical cost are translated into the functional currency using the exchange rate at the date of the transaction.

The results and financial position of the subsidiaries that have a functional currency different from the presentation currency are translated into U.S. dollars, the group’s presentation currency, as follows:

●	assets and liabilities for each subsidiary are translated at the closing exchange rate at the date of the balance sheet;
●	income and expenses for each subsidiary are translated at the average exchange rates during the period; and
●	all resulting exchange differences are charged/credited to the currency translation adjustment in other comprehensive income.
(e)	Royalty, stream and working interests

Royalty, stream and working interests consist of acquired royalty interests, stream metal purchase agreements, and working interests in producing, advanced/development and exploration stage properties. Royalty, stream and working interests are recorded at cost and capitalized as tangible assets with finite lives. They are subsequently measured at cost less accumulated depletion and accumulated impairment losses and reversals. The cost of royalty, stream and working interests is determined by reference to the cost model under IAS 16. The major categories of the Company’s interests are producing, advanced and exploration. Producing assets are those that have generated revenue from steady-state operations for the Company or are expected to in the next year. Advanced assets are interests on projects which are not yet producing, but where in management’s view, the technical feasibility and commercial viability of extracting a mineral resource are demonstrable. Exploration assets represent interests on projects where technical feasibility and commercial viability of extracting a mineral resource are not demonstrable. Royalty, stream and working interests for producing and advanced assets are recorded at cost and capitalized in accordance with IAS 16, while exploration assets are recorded and capitalized in accordance with IFRS 6 Exploration for and Evaluation of Mineral Resources (“IFRS 6”).

2021 Financial Statements	11

Franco-Nevada Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

Management uses the following criteria in its assessment of technical feasibility and commercial viability:

(i)	Geology: there is a known mineral deposit which contains mineral reserves or resources; or the project is adjacent to a mineral deposit that is already being mined or developed and there is sufficient geologic certainty of converting the deposit into mineral reserves or resources.
(ii)	Accessibility and authorization: there are no significant unresolved issues impacting the accessibility and authorization to develop or mine the mineral deposit, and social, environmental and governmental permits and approvals to develop or mine the mineral deposit appear obtainable.

Producing mineral royalty and stream interests are depleted using the units-of-production method over the life of the property to which the interest relates. The life of the property is estimated using life of mine models specifically associated with the mineral royalty or stream properties which include proven and probable reserves and may include a portion of resources expected to be converted into reserves. Where life of mine models are not available, the Company uses publicly available statements of reserves and resources for the mineral royalty or stream properties to estimate the life of the property and portion of resources that the Company expects to be converted into reserves covered by the agreement. Where life of mine models and publicly available reserve and resource statements are not available, depletion is based on the Company’s best estimate of the volumes to be produced and delivered under the contract. The Company relies on information available to it under contracts with operators and/or public disclosures for information on reserves and resources from the operators of the producing mineral and stream interests.

Producing energy interests are depleted using the units-of-production method over the life of the property to which the interest relates, which is estimated using available estimated proved and probable reserves specifically associated with the energy properties. For energy interests, management uses reserve reports prepared by independent reserve engineers or other qualified parties engaged by the Company.

On acquisition of a producing royalty, stream or working interest, an allocation of its fair value is attributed to the exploration potential of the interest. The estimated fair value of this acquired exploration potential is recorded as an asset (non-depletable interest) on the acquisition date. Updated reserve and resource information obtained from the operators of the royalty, stream or working interest properties is used to determine the amount to be converted from non-depletable interest to depletable interest. If the cost of a royalty, stream or working interest includes contingent consideration, the contingent consideration is capitalized as part of the cost of the interest when the underlying obligating event has occurred.

Acquisition costs of advanced and exploration stage royalty, stream and working interests are capitalized and are not depleted until such time as revenue-generating activities begin. The Company may receive advance minimum payments prior to the commencement of production on some of its interests. In these circumstances, the Company would record the advance minimum payments as revenue from contracts with customers and depletion expense as described above, up to a maximum of the total of the advance minimum payment received.

(f)	Working interests in energy properties

Acquired energy working interests are accounted for at cost and capitalized as tangible assets of developing or operating properties, or in accordance with IFRS 6 for exploration properties. For each energy property on which the Company has a working interest, the Company bears its proportionate share of the gross costs of capital and operations based on information received from the operator. Such capital costs are capitalized to energy well equipment which is a component of other assets on the statement of financial position.

Capitalized costs, other than those related to energy well equipment, are depreciated when the asset is available for its intended use on a units-of-production basis, whereby the denominator is the proved and probable reserves associated with the energy properties. For energy well equipment, capitalized costs are depreciated by application of a 25% declining balance method.

(g)	Impairment of non-financial assets

Producing and advanced mineral, stream and working interests are reviewed for impairment if there is any indication that the carrying amount may not be recoverable. Impairment is assessed at the level of cash-generating units (“CGUs”) which, in accordance with IAS 36 Impairment of Assets (“IAS 36”), are identified as the smallest identifiable group of assets from which independent cash flows are generated. This is usually at the individual royalty, stream, or working interest level for each property from which independent cash inflows are generated.

2021 Financial Statements	12

Franco-Nevada Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

An impairment loss is recognized for the amount by which the asset’s carrying value exceeds its recoverable amount, which is the higher of fair value less costs of disposal (“FVLCD”) and value-in-use (“VIU”). The future cash flow expected is derived using estimates of proven and probable reserves, a portion of resources that is expected to be converted into reserves and information regarding the mineral, stream and energy properties, respectively, that could affect the future recoverability of the Company’s interests. Discount factors are determined individually for each asset and reflect their respective risk profiles. In certain circumstances, the Company may use a market approach in determining the recoverable amount which may include an estimate of (i) net present value of estimated future cash flows; (ii) dollar value per ounce or pound of reserve/resource; (iii) cash-flow multiples; and/or (iv) market capitalization of comparable assets. Impairment losses are charged to the royalty, stream or working interest and any associated energy well equipment in the case of working interests. Assets are subsequently reassessed for indications that an impairment loss previously recognized may no longer exist. An impairment charge is reversed if the conditions that gave rise to the recognition of an impairment loss are subsequently reversed and the asset’s recoverable amount exceeds its carrying amount. Impairment losses can be reversed only to the extent that the recoverable amount does not exceed the carrying value that would have been determined had no impairment been recognized previously.

Gold bullion and prepaid expenses are similarly assessed for impairment whenever indicators of impairment exist in accordance with IAS 36. An impairment loss is recognized for the amount by which the asset’s carrying value exceeds its recoverable amount, which is the higher of FVLCD and VIU.

Interests classified as exploration are assessed for impairment whenever indicators of impairment exist in accordance with IFRS 6. An impairment loss is recognized for the amount by which the asset’s carrying value exceeds its recoverable amount, which is the higher of FVLCD and VIU. An interest that has previously been classified as exploration is also assessed for impairment before reclassification to either advanced or producing, and the impairment loss, if any, is recognized in net income.

(h)	Financial instruments

Financial assets and financial liabilities are recognized on the Company’s statement of financial position when the Company has become a party to the contractual provisions of the instrument. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership. The Company’s financial instruments consist of cash and cash equivalents, receivables, accounts payable, accrued liabilities, debt, and investments, including equity investments, loans receivable, and warrants. Financial instruments are recognized initially at fair value.

Under the IFRS 9 model for classification the Company has classified its financial assets as described below.

(i)	Cash and cash equivalents

Cash and cash equivalents comprise cash on hand, deposits held with banks and other short-term highly liquid investments with original maturities of three months or less. Cash and cash equivalents are recorded at amortized cost using the effective interest method.

(ii)	Receivables

Receivables, other than those related to stream agreements with provisional pricing mechanisms, are classified as financial assets at amortized cost and measured using the effective interest method less any impairment loss allowance. The loss allowance for receivables is measured based on lifetime expected credit losses.

(iii)	Investments

Investments comprise equity interests in publicly-traded and privately-held entities, warrants, marketable securities with original maturities at the date of the purchase of more than three months and a loan receivable.

The Company’s equity investments are held for strategic purposes and not for trading. The Company made an irrevocable election to designate these investments in common shares at fair value through other comprehensive income (“FVTOCI”). FVTOCI investments are recognized initially at fair value plus transaction costs. Subsequent to initial recognition, FVTOCI investments are measured at fair value and changes in the fair value are recognized directly in other comprehensive income (loss). When an equity investment at FVTOCI is sold, the accumulated gains or losses are reclassified from accumulated other comprehensive income (loss) directly to retained earnings.

Translation differences on equity securities classified as FVTOCI are included in other comprehensive income (loss).

2021 Financial Statements	13

Franco-Nevada Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

Derivative instruments, such as warrants and receivables related to stream agreements with provisional pricing mechanisms, are classified as fair value through profit and loss (“FVTPL”) and are recognized initially at fair value. Subsequent to initial recognition, derivatives are measured at fair value. In the case of receivables related to stream agreements with provisional pricing, once the final settlement price is determined the financial instrument is no longer a derivative and is classified as a financial asset at amortized cost. Changes in the fair value of receivables related to stream agreements with provisional pricing mechanisms are recognized in revenue in the statement of income and other comprehensive income. Changes in fair value of warrants are recognized as other income (expenses) in the statement of income and comprehensive income.

Loans receivable are classified as financial assets at amortized cost because these instruments are held for collection of contractual cash flows and those cash flows represent solely payments of principal and interest. Loans are measured at amortized cost using the effective interest method, less any impairment loss allowance. The impairment loss allowance for the loan receivable is measured based on expected credit losses under the general approach. Interest income is recognized by applying the effective interest rate method and presented as finance income in the statement of income and comprehensive income.

(iv)	Financial liabilities

Financial liabilities, including accounts payable, accrued liabilities and debt, are classified as financial liabilities to be subsequently measured at amortized cost using the effective interest method.

(i)	Revenue recognition

The Company generates revenue from contracts with customers under each of its royalty, stream and working interests. The Company has determined that each unit of a commodity that is delivered to a customer under a royalty, stream, or working interest arrangement is a performance obligation for the delivery of a good that is separate from each other unit of the commodity to be delivered under the same arrangement.

(i)	Stream arrangements

Under its stream arrangements, the Company acquires commodities from operators of mining properties on which the Company has stream interests. The Company sells the commodities received under these arrangements to its customers under separate sales contracts.

For those stream arrangements where the Company acquires refined metal from the operator, the Company sells the refined metal to third party financial institutions or brokers. The Company transfers control over the commodity on the date the commodity is delivered to the customer’s metal account, which is the date that title to the commodity and the risks and rewards of ownership transfer to the customer and the customer is able to direct the use of and obtain substantially all of the benefits from the commodity. The transaction price for these sales is fixed at the delivery date based on the spot price for the commodity and payment of the transaction price is generally due immediately when control has been transferred.

For those stream arrangements where the Company acquires the commodities in concentrate form from the operator, the Company sells the concentrate under sales contracts with independent smelting companies. The Company transfers control over the concentrate at the time of shipment, which is when the risks and rewards of ownership and title pass to the independent smelting company. The final prices for metals contained in the concentrate are determined based on the market price for the metals on a specified future date after shipment. Upon transfer of control at shipment, the Company records revenue and a corresponding receivable from these sales based on forward commodity prices at the time of shipment.

Variations between the price recorded at the transfer of control and the actual final price set under the contracts with the smelting companies are caused by changes in market commodity prices, and result in an embedded derivative in the receivable. The embedded derivative is recorded at fair value each period until final settlement occurs, with changes in fair value classified as provisional price adjustments and included as a component of stream revenue. These provisional price adjustments associated with concentrate sales are not considered to be revenue from contracts with customers as they arise from changes in market commodity prices.

2021 Financial Statements	14

Franco-Nevada Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

(ii)	Royalty arrangements

For royalty interests, the Company sells commodities to customers under contracts that are established by the operator of each mining or energy property on which the royalty interest is held. The Company recognizes revenue from these sales when control over the commodity transfers to the customer. This transfer of control generally occurs when the operator of the mining or energy property on which the royalty interest is held physically delivers the commodity to the customer. At this point in time, the risks and rewards of ownership have transferred to the customer and the Company has an unconditional right to payment.

Revenue from royalty arrangements is measured at the transaction price agreed in the royalty arrangement with the operator of each mining or energy property. The transaction price will reflect the gross value of the commodity sold less deductions that vary based on the terms of the royalty arrangement.

(iii)	Working interest arrangements

The Company sells its proportionate share of the crude oil, natural gas and natural gas liquids to third-party customers using the services of a third-party marketing agent. The Company transfers control over the oil and gas at the time it enters the pipeline system, which is when title and the risks and rewards of ownership are transferred to customers and the Company has an unconditional right to payment. Revenue is measured at the transaction price set by reference to monthly market commodity prices plus certain price adjustments. Price adjustments include product quality and transportation adjustments and market differentials.

(j)	Costs of sales

Costs of sales includes various production taxes that are recognized with the related revenues and the Company’s share of the gross operating costs for the working interests in the energy properties.

For stream agreements, the Company purchases gold, silver or platinum group metals for a cash payment of the lesser of a set contractual price, subject to annual inflationary adjustments, and the prevailing market price per ounce of gold and/or silver when purchased. Under certain stream agreements, the Company purchases gold and/or silver for a cash payment that is a fixed percentage of the prevailing market price per ounce of gold and/or silver when purchased.

In certain instances, the Company purchases a fixed amount of gold by providing an initial deposit. The initial deposit is recorded as a prepaid gold asset and classified within current prepaid expenses and other assets or non-current other assets dependent on whether delivery will occur within 12 months of the reporting date. When gold is delivered to the Company it is recorded as inventory until such time as it is sold and the cost of the gold is recorded as a cost of sale.

(k)	Income taxes

The income tax expense or recovery represents the sum of current and deferred income taxes.

Current income tax payable is based on taxable profit for the year. Taxable profit differs from net income as reported in the consolidated statement of income and other comprehensive income because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Company’s liability for current tax is calculated by using tax rates and laws that have been enacted or substantively enacted at the statement of financial position date.

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amount of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the statement of financial position liability method. Deferred tax liabilities are recognized for all taxable temporary differences and deferred tax assets are recognized to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilized. Such assets and liabilities are not recognized if the temporary differences arise from initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit.

Deferred tax liabilities are recognized for taxable temporary differences arising on investments in subsidiaries, except where the Company is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

2021 Financial Statements	15

Franco-Nevada Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

Deferred tax is calculated at the tax rates that are enacted or substantively enacted at the statement of financial position date and are expected to apply to the period when the deferred tax asset is realized or the liability is settled. Deferred tax is charged or credited in the consolidated statement of income and other comprehensive income, except when it relates to items credited or charged directly to equity, in which case the deferred tax is also accounted for within equity.

The Company evaluates its exposure to uncertain tax positions and where it is probable that such exposure will materialize, recognizes a provision.

(l)	Stock options

The Company may issue equity-settled share-based payments to directors, officers, employees and consultants under the terms of its share compensation plan. Equity-settled share-based payments are measured at fair value at the date of grant. The fair value determined at the date of grant of equity-settled share-based payments is expensed over the expected service period with a corresponding change to contributed surplus and is based on the Company’s estimate of shares that will ultimately vest.

Fair value is measured by use of the Black-Scholes option pricing valuation model. The expected life used in the model is adjusted, based on management’s best estimate, for the effect of non-transferability, exercise restrictions and behavioural considerations. Expected volatility is estimated by considering historic average share price volatility. Any consideration paid or received upon the exercise of the stock options or purchase of shares is credited to share capital.

(m)	Restricted share units

The Company may grant performance-based or time-based restricted share units (“RSUs”) to officers and employees under the terms of its share compensation plan. When each RSU vests, the Company plans to settle every RSU with one common share of the parent company. The Company recognizes the fair value of the RSUs as share-based compensation expense which is determined with reference to the weighted average trading price of the Company’s common shares over the five trading days immediately preceding the date of issuance. The amount recognized reflects the number of awards for which the related service and non-market performance conditions associated with these awards are expected to be met. The Company expenses the fair value of the RSUs over the applicable service period, with a corresponding change in contributed surplus. Time-based RSUs vest over a three year period on the anniversary of the date of grant. For performance vesting conditions, the grant date fair value of the RSU is measured to reflect such conditions and this estimate is not updated between expected and actual outcomes. Performance-based RSUs vest at the end of a three year period following the achievement of certain performance criteria and target settlement will range from 0% to 200% of the value.

(n)	Deferred share units

Non-executive directors may choose to convert their directors’ fees into deferred share units (“DSUs”) under the terms of the Company’s deferred share unit plan (the “DSU Plan”). Directors must elect to convert their fees prior to January 1 of each year. The Company may also award DSUs to non-executive directors under the DSU Plan as compensation. When dividends are declared by the Company, directors are also credited with dividend equivalents in the form of additional DSUs based on the number of vested DSUs each director holds on the record date for the payment of a dividend. Retainer, conversion and dividend equivalent DSUs vest immediately. The fair value of DSUs at the time of conversion or award, as applicable, is determined with reference to the weighted average trading price of the Company’s common shares over the five trading days immediately preceding the date of conversion or award, as applicable. The fair value of the DSUs, which are settled in cash, is recognized as a share-based compensation expense with a corresponding increase in liabilities, over the service period. The fair value of the DSUs is marked to the quoted market price of the Company’s common shares at each reporting date with a corresponding change in the consolidated statement of income and comprehensive income. Participants are not allowed to redeem their DSUs until retirement or termination of directorship. The cash value of the DSUs at the time of redemption is equivalent to the market value of the Company’s common shares when redemption takes place.

2021 Financial Statements	16

Franco-Nevada Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

(o)	Segment reporting

The Company is engaged in the management and acquisition of royalties, streams and working interests in the mining and energy sectors. Operating segments are reported in a manner consistent with the internal reporting provided to the Chief Executive Officer (“CEO”) who fulfills the role of the chief operating decision-maker. The CEO is responsible for allocating resources and assessing performance of the Company’s operating segments.

(p)	Earnings per share

Basic earnings per share is computed by dividing the net income or loss by the weighted average number of common shares outstanding during each period. Diluted earnings per share reflects the effect of all potentially dilutive common share equivalents, which includes dilutive share options and restricted share units granted to employees and warrants computed using the treasury stock method.

New and Amended Standards Adopted by the Company

The following standard was effective and implemented for the annual period as of January 1, 2021.

Interest rate benchmark reform

In 2020, the IASB published Interest Rate Benchmark Reform - Phase 2 (Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4, and IFRS 16) (“Phase 2 amendments”) to address the financial reporting impacts of replacing one benchmark interest rate with an alternative rate. The Phase 2 amendments provide a practical expedient to ease the potential burden of accounting for changes in contractual cash flows and include disclosure requirements at the time of benchmark interest rate replacement. The Company has adopted these Phase 2 amendments effective January 1, 2021 and has applied the Phase 2 amendments retrospectively. There was no significant impact to the current period or comparative periods presented as a result of the Phase 2 amendments.

New Accounting Standards Issued But Not Yet Effective

Certain new accounting standards and interpretations have been published that are not mandatory for the current period and have not been early adopted. These standards are not expected to have a material impact on the Company’s current or future reporting periods.

Note 3 – Significant judgments, estimates and assumptions

The preparation of consolidated financial statements in accordance with IFRS requires the Company to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s best knowledge of the relevant facts and circumstances, having regard to previous experience. However, actual outcomes may differ from the amounts included in the consolidated financial statements.

In particular, the areas which require management to make significant judgements, estimates and assumptions in determining carrying values are:

Impact of the COVID-19 pandemic

The COVID-19 global health pandemic has had a significant impact on the global economy and commodity and financial markets. The full extent and impact of the COVID-19 pandemic is unknown. The adverse effects of the pandemic may continue for an extended and unknown period of time, particularly as variant strains of the virus are identified. The impact of the pandemic to date has included extreme volatility in financial markets, a slowdown in economic activity, supply chain and labour issues, and extreme volatility in commodity prices (including gold, silver, palladium, and oil and gas). Furthermore, as efforts have been undertaken to slow the spread of the COVID-19 pandemic, the operation and development of mining projects have been impacted. Many mining projects, including a number of the properties in which Franco-Nevada holds a royalty, stream or other interest have been impacted by the pandemic resulting in the temporary suspension of operations, and other mitigation measures that impacted production. If the operation or development of one or more of the properties in which Franco-Nevada holds a royalty, stream or other interest and from which it receives or expects to receive significant revenue is suspended as a result of the continuing COVID-19 pandemic or future pandemics or other public health emergencies, it may have a material adverse impact on Franco-Nevada’s profitability, results of operations, financial condition and the trading price of Franco-Nevada’s securities. The broader impact of the COVID-19 pandemic or future pandemics or similar public health emergencies on investors, businesses, the global economy or financial and commodity markets may also have a material adverse impact on Franco-Nevada’s profitability, results of operations, financial condition and the trading price of Franco-Nevada’s securities.

2021 Financial Statements	17

Franco-Nevada Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

Impact of global and market developments on commodity prices

A number of geopolitical and market factors impacting global energy markets (including those related to the COVID-19 pandemic and those related to developments in Russia and Ukraine) have contributed to extreme volatility in the price of gold, oil and gas. Assumptions about future commodity prices, interest rates and levels of supply and demand of commodities continue to be subject to greater variability than normal and there is heightened potential for impairments or reversals of impairments with respect to the Company’s interests. The continuation of volatile commodity prices for a prolonged period may significantly affect the valuation of the Company’s financial and non-financial assets and have a material adverse impact on Franco-Nevada’s profitability, results of operations, financial condition and the trading price of Franco-Nevada’s securities.

Reserves and Resources

Royalty, stream and working interests comprise a large component of the Company’s assets and, as such, the reserves and resources of the properties to which the interests relate have a significant effect on the Company’s financial statements. These estimates are applied in determining the depletion of and assessing the recoverability of the carrying value of royalty, stream and working interests. For mineral royalty and stream interests, the public disclosures of reserves and resources that are released by the operators of the interests involve assessments of geological and geophysical studies and economic data and the reliance on a number of assumptions, including commodity prices and production costs. For energy interests, the estimated reserves in reserve reports prepared by independent reserve engineers or other qualified parties engaged by the Company reflect similar assessments of geological and geophysical studies and economic data and reliance on assumptions. These assumptions are, by their very nature, subject to interpretation and uncertainty.

The estimates of reserves and resources may change based on additional knowledge gained subsequent to the initial assessment. Changes in the estimates of reserves and resources may materially affect the recorded amounts of depletion and the assessed recoverability of the carrying value of royalty, stream and working interests.

Impairment and Reversal of Impairment of Royalty, Stream and Working Interests

Assessment of impairment and reversal of impairment of royalty, stream, working interests and energy well equipment at the end of each reporting period requires the use of judgments, assumptions and estimates when assessing whether there are any indicators that give rise to the requirement to conduct an impairment or impairment reversal analysis on the Company’s royalty, stream and working interests, and/or energy equipment. Indicators which could trigger an impairment or impairment reversal analysis include, but are not limited to, a significant change in operator reserve and resource estimates, industry or economic trends, current or forecast commodity prices, and other relevant operator information. The assessment of fair values requires the use of estimates and assumptions for recoverable production, long-term commodity prices, discount rates, reserve/resource conversion, foreign exchange rates, future capital expansion plans and the associated attributable production implications. In addition, the Company may use other approaches in determining fair value which may include judgment and estimates related to (i) dollar value per ounce or pound of reserve/resource; (ii) cash-flow multiples; and (iii) market capitalization of comparable assets. Changes in any of the assumptions and estimates used in determining the fair value of the royalty, stream or working interests, or energy well equipment could impact the impairment or impairment reversal analysis.

Asset Acquisitions and Business Combinations

The assessment of whether an acquisition meets the definition of a business, or whether assets are acquired is an area of key judgment. If deemed to be a business combination, applying the acquisition method to business combinations requires each identifiable asset and liability to be measured at its acquisition-date fair value. The excess, if any, of the fair value of consideration over the fair value of the net identifiable assets acquired is recognized as goodwill. The determination of the acquisition-date fair values often requires management to make assumptions and estimates about future events. The assumptions and estimates with respect to determining the fair value of royalty, stream or working interests generally requires a high degree of judgment, and include estimates of mineral reserves and resources acquired, future metal prices, discount rates and reserve/resource conversion. Changes in any of the assumptions or estimates used in determining the fair value of acquired assets and liabilities could impact the amounts assigned to assets and liabilities.

2021 Financial Statements	18

Franco-Nevada Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

Joint Arrangements

Judgment is required to determine whether the Company has joint control of a contractual arrangement, which requires continuous assessment of the relevant activities and whether the decisions in relation to those activities require unanimous consent. Judgment is also continually required to classify a joint arrangement as either a joint operation or a joint venture when the arrangement has been structured through a separate vehicle. Classifying the arrangement requires the Company to assess its rights and obligations arising from the arrangement. Specifically, the Company considers the legal form of the separate vehicle, the terms of the contractual arrangement and other relevant facts and circumstances. This assessment often requires significant judgment, and a different conclusion on joint control, or whether the arrangement is a joint operation or a joint venture, may have a material impact on the accounting treatment.

The Company evaluated its joint arrangement with Continental, whereby the Company acquired a 49.9% economic interest in TMRC II, in accordance with IFRS 11. The Company concluded that the arrangement qualified as a joint operation based on the terms of the contractual agreement which specify how revenues and expenses are shared. Under the agreement, revenues generated by the royalty assets of TMRC II are to be distributed based on the performance of the assets against agreed upon development thresholds and the tranche in which the assets were acquired, resulting in the Company receiving distributions ranging between 50-75% of revenue. As a result, the Company has concluded that its rights are tied to the assets of TMRC II, rather than the net results of the entity.

Income Taxes

The interpretation and application of existing tax laws, regulations or rules in Canada, Barbados, the United States, Australia or any of the countries in which the mining operations are located or to which shipments of gold, silver or platinum group metals are made requires the use of judgment. The likelihood that tax positions taken will be sustained upon examination by applicable tax authorities is assessed based on facts and circumstances of the relevant tax position considering all available evidence. Differing interpretation of these laws, regulations or rules could result in an increase in the Company’s taxes, or other governmental charges, duties or impositions.

In assessing the probability of realizing deferred income tax assets, the Company makes estimates related to expectations of future taxable income and expected timing of reversals of existing temporary differences. Such estimates are based on forecasted cash flows from operations which require the use of estimates and assumptions such as long-term commodity prices and recoverable ounces of gold, silver and platinum group metals. Therefore, the amount of deferred income tax assets recognized on the balance sheet could be reduced if the actual results differ significantly from forecast. The Company reassesses its deferred income tax assets at the end of each reporting period.

Functional Currency

The functional currency for each of the Company’s subsidiaries is the currency of the primary economic environment in which the entity operates. Determination of functional currency may involve certain judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determined the primary economic environment.

Note 4 – Acquisitions and other transactions

(a)	Investment in Skeena Resources Limited (Eskay Creek) – Canada

On December 23, 2021, for the aggregate purchase price of $17.2 million (C$22.1 million): (i) the Company acquired 1,471,739 common shares of Skeena Resources Limited (“Skeena”), (ii) Skeena and Franco-Nevada entered into an amendment to the terms of their existing 1% NSR royalty agreement such that Franco-Nevada’s amended royalty will cover substantially all of the Eskay Creek gold-silver project (“Eskay Creek”) land package, including all currently known mineralized zones, and (iii) Skeena granted Franco-Nevada a right of first refusal (the “ROFR”) over the sale of a 0.5% NSR royalty (the “0.5% NSR Royalty”) on Eskay Creek.

If Skeena has not sold the 0.5% NSR Royalty by October 2, 2023, Franco-Nevada will have the right to purchase the 0.5% NSR Royalty for C$22.5 million.

The transaction has been accounted for as an acquisition of an equity investment and an acquisition of a mineral royalty interest.

2021 Financial Statements	19

Franco-Nevada Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

(b)	Rosemont/Copper World Royalty Interest – U.S.A.

On November 26, 2021, the Company, through a wholly-owned subsidiary, acquired from certain private sellers an existing 0.585% NSR royalty interest on Hudbay Minerals Inc.’s (“Hudbay”) Rosemont copper project. With the acquisition of this royalty, which has identical terms as the Company’s existing 1.5% NSR royalty and covers the same land package, including most of the Copper World deposits, Franco-Nevada now has a 2.085% NSR over the project.

The total consideration for the 0.585% NSR royalty interest was $19.5 million payable as follows: (i) $7.0 million paid on closing of the transaction and (ii) up to $12.5 million in contingent payments upon achievement of certain milestones at Rosemont and/or the Copper World deposits.

The transaction has been accounted for as an acquisition of a mineral royalty interest. The contingent payments will be capitalized as part of the cost of the royalty interest when the underlying obligating events have occurred.

(c)	Vale Royalty – Brazil

On April 16, 2021, the Company acquired 57 million of Vale S.A.’s (“Vale”) outstanding participating debentures (the “Royalty”) for $538 million (R$3,049,500,000). The terms of the Royalty were set to ensure that holders would participate in potential future benefits that might be obtained from exploration of certain mineral resources from Vale’s Northern System, Southeastern System and on certain copper and gold assets. Holders of the debentures have the right to receive semi-annual payments equal to an agreed percentage of revenues less value-added and other sales or revenue taxes, transport costs and insurance expenses related to the trading of the products, derived from these mineral resources. Royalty payments are declared on a semi-annual basis on March 31st and September 30th of each year reflecting the sales from the underlying mines in the preceding half calendar year period.

Management has determined that the Royalty is economically equivalent to royalty interests with no maturity until the underlying mining rights are extinguished, and has accounted for the transaction as an acquisition of a mineral royalty interest.

(d)	Séguéla Royalty Interest – Côte d'Ivoire

On March 30, 2021, the Company acquired a 1.2% NSR on Fortuna Silver Mines Inc.’s (“Fortuna”) Séguéla gold project in Côte d'Ivoire for $15.2 million (A$20.0 million). The royalty agreement is subject to a buy-back at the option of Fortuna of up to 50% of the royalty at a pro rata portion of the purchase price for a period of up to three years after closing.

The transaction has been accounted for as an acquisition of a mineral royalty interest.

(e)	Condestable Gold and Silver Stream – Peru

On March 8, 2021, the Company, through a wholly-owned subsidiary, closed a precious metals stream agreement with reference to the gold and silver production from the Condestable mine in Peru, for an up-front deposit of $165.0 million. The Condestable mine is located approximately 90 kilometers south of Lima, Peru, and is owned and operated by a subsidiary of Southern Peaks Mining LP (“SPM”), a private company.

Commencing on January 1, 2021 and ending December 31, 2025, Franco-Nevada will receive 8,760 ounces of gold and 291,000 ounces of silver annually until a total of 43,800 ounces of gold and 1,455,000 ounces of silver have been delivered (the “Fixed Deliveries”). Thereafter, Franco-Nevada will receive 63% of the contained gold and contained silver produced until a cumulative total of 87,600 ounces of gold and 2,910,000 ounces of silver have been delivered (the “Variable Phase 1 Deliveries”). The stream then reduces to 25% of gold and silver produced from concentrate over the remaining life of mine (the “Variable Phase 2 Deliveries”). Franco-Nevada will pay 20% of the spot price for gold and silver for each ounce delivered under the stream (the “Ongoing Payment”). The stream has an effective date of January 1, 2021.

Until March 8, 2025, subject to certain restrictions, a subsidiary of SPM may, at its option, make a one-time special delivery comprising the number of ounces of refined gold equal to $118.8 million at the then current spot price subject to the Ongoing Payment, to achieve the early payment of the Fixed Deliveries and Variable Phase 1 Deliveries. The Variable Phase 2 Deliveries would commence immediately thereafter.

The transaction has been accounted for as an acquisition of a stream interest.

2021 Financial Statements	20

Franco-Nevada Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

(f)	Mineral Rights with Continental Resources, Inc. – U.S.A.

The Company, through a wholly-owned subsidiary, has a strategic relationship with Continental to acquire, through a jointly-owned entity (the “Royalty Acquisition Venture”), royalty rights within Continental’s areas of operation.

Franco-Nevada recorded contributions to the Royalty Acquisition Venture of $22.4 million in 2021 (2020 – $29.8 million). In the first half of the year, following weak commodity prices, Franco-Nevada and Continental agreed to reduce the pace of their capital funding commitments to the Royalty Acquisition Venture. As at December 31, 2021, the total cumulative investment in the Royalty Acquisition Venture totaled $428.4 million and Franco-Nevada has remaining commitments of up to $91.6 million. Accounts payable at December 31, 2021 include $1.7 million (2020 - $10.2 million) of contributions disbursed after year-end.

The Royalty Acquisition Venture is accounted for as a joint operation in accordance with IFRS 11 Joint Arrangements.

(g)	Haynesville Royalty Interests –U.S.A.

On December 29, 2020, the Company, through a wholly-owned subsidiary, acquired a royalty portfolio in the Haynesville gas play in Texas, for $135.0 million. The royalties are derived principally from mineral title which provides a perpetual interest in royalty lands.

The acquisition has an effective date of October 1, 2020. Between the effective date and the closing date, the asset has generated approximately $4.2 million in royalties.

The transaction has been accounted for as an acquisition of a mineral royalty interest.

(h)	Sabodala Gold Stream Agreement – Senegal

On September 25, 2020, the Company, through a wholly-owned subsidiary, amended its existing Sabodala gold purchase and sale agreement with Teranga Gold Corporation (“Teranga”) to compensate the Company for displacement that will be caused by the processing of Massawa ore through the Sabodala processing facilities and to provide for certain protocols for the commingling of Sabodala and Massawa ores. Teranga acquired a 90% interest in the Massawa project from Barrick Gold Corporation on March 4, 2020.

The amended agreement provides that effective September 1, 2020, Teranga will make fixed deliveries of 783.33 ounces of refined gold per month until 105,750 ounces of gold have been delivered to the Company (the “Fixed Delivery Period”) and 6% of production from the stream area thereafter. Following the Fixed Delivery Period, a reconciliation will be conducted to determine if the Company would have received more or less than 105,750 ounces of gold under the 6% variable stream during such period. Teranga will be entitled to a credit for an over-delivery which will be applied against the 6% variable stream until depleted and the Company will be entitled to a one-time additional delivery in the case of an under-delivery.

(i)	Rio Baker (Salares Nortes) Royalty Interest – Chile

On September 23, 2020, the Company, through a wholly-owned subsidiary, acquired an existing 2% NSR on all mineral production from Gold Fields’ Rio Baker concessions in Chile for $5.0 million cash with contingent payments of up to $8.0 million. With this acquisition, the Company now has exposure to 100% of the Salares Norte deposit. The royalty agreement is subject to a 0.5% buy-back at any time for $4.0 million.

The transaction has been accounted for as an acquisition of a mineral royalty interest.

(j)	Alpala Royalty Interest – Ecuador

On September 11, 2020, the Company completed a royalty transaction with SolGold plc (“SolGold”) to acquire a 1% NSR with reference to all minerals produced from the Alpala copper-gold-silver project in northern Ecuador for $100.0 million. The Alpala project is owned by Exploraciones Novomining SA, which is held 85% by SolGold and 15% by Cornerstone Capital Resources Inc. SolGold has the option to buy-back 50% of the royalty for a period of time. Franco-Nevada is entitled to receive certain minimum royalty payments from 2028 and also has the option to convert the NSR to a gold-only NSR for a period of time once Alpala is producing. The NSR covers the Cascabel concession. The principal and interest of the $15.0 million bridge loan that the Company provided to SolGold in May 2020 were applied toward the Company’s payment of the purchase price.

The transaction has been accounted for as an acquisition of a mineral royalty interest.

2021 Financial Statements	21

Franco-Nevada Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

(k)	Freeport Portfolio of Royalty Interests

On September 1, 2020, the Company completed the acquisition of a portfolio of 24 royalties from Freeport-McMoRan Inc. for $30.6 million in cash. Producing royalties have been added to the Company’s portfolio from Industrias Peñoles, S.A.B.de C.V.’s Milpillas copper mine in the northwestern Mexican state of Sonora, Mexico and from Ormat Technologies Inc.’s Neal Hot Spring geothermal operation in Oregon. The remaining royalties are classified as exploration, including prospective royalties over Wallbridge Mining Co. Ltd.’s Fenelon, Martiniere and Northway-Noyon projects and certain of Glencore Canada Corporation’s projects in the Matagami region of Quebec, among others.

The transaction has been accounted for as an acquisition of a mineral royalty interest.

(l)	Island Gold Royalty Interest – Canada

On March 20, 2020, Franco-Nevada acquired an existing 0.62% NSR on Alamos Gold Inc.’s Island Gold project in Finan Township in the Province of Ontario for $13.4 million (C$19.0 million).

The transaction has been accounted for as an acquisition of a mineral royalty interest.

Note 5 – Cash and cash equivalents

Cash and cash equivalents comprised the following:

	At December 31,	At December 31,
	2021	2020
Cash deposits	$529.7	$523.7
Term deposits	9.6	10.5
	$539.3	$534.2

As at December 31, 2021 and 2020, cash and cash equivalents were primarily held in interest-bearing deposits.

Note 6 – Investments and loan receivable

Investments and loan receivable comprised the following:

	At December 31,	At December 31,
	2021	2020
Loan receivable - current	$39.7	$—
	$39.7	$—

Equity investments	$235.1	$195.6
Loan receivable - non-current	—	37.1
Warrants	0.8	5.7
	$235.9	$238.4

(a)	Equity investments

Equity investments comprised the following:

	At December 31,	At December 31,
	2021	2020
Labrador Iron Ore Royalty Corporation ("LIORC")	$187.4	$162.2
Other	47.7	33.4
	$235.1	$195.6

During year ended December 31, 2021, the Company disposed of equity investments with a cost of $4.6 million for gross proceeds of $12.7 million.

2021 Financial Statements	22

Franco-Nevada Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

The change in the fair value of equity investments recognized in other comprehensive income (loss) for the periods ended December 31, 2021 and 2020 were as follows:

	2021	2020
Gain on changes in the fair value of equity investments at FVTOCI	$26.0	$50.5
Income tax expense in other comprehensive income	(3.4)	(6.7)
Gain on changes in the fair value of equity investments at FVTOCI, net of income tax	$22.6	$43.8

(b)	Loan receivable

The loan receivable was extended to Noront Resources Ltd. (“Noront”) as part of the Company’s acquisition of royalty rights in the Ring of Fire mining district of Ontario, Canada, in April 2015. The loan bears 7% interest, is secured by certain mining claims held by Noront in the Ring of Fire district, and has a contractual maturity date of September 30, 2022. The Company also has discretion to require repayment of 105% of the principal amount and accrued interest upon occurrence of a change of control of Noront. As at December 31, 2021, the loan receivable of $39.7 million has been classified as a current asset on the Company’s statement of financial position.

Note 7 – Prepaid expenses and other current assets

Prepaid expenses and other current assets comprised the following:

	At December 31,	At December 31,
	2021	2020
Gold bullion	$32.4	$18.6
Prepaid expenses	18.8	16.4
Stream ounces inventory	0.5	0.5
Debt issue costs	0.9	0.6
	$52.6	$36.1

Note 8 – Royalty, stream and working interests

(a)	Royalties, streams and working interests

Royalty, stream and working interests, net of accumulated depletion and impairment charges and reversals, comprised the following:

			Impairment
		Accumulated	(charges)
As at December 31, 2021	Cost	depletion(1)	reversals	Carrying value
Mining royalties	$1,590.2	$(687.2)	$—	$903.0
Streams	4,511.9	(1,888.9)	—	2,623.0
Energy	1,972.6	(789.8)	75.5	1,258.3
Advanced	365.9	(49.6)	(7.5)	308.8
Exploration	67.1	(10.9)	—	56.2
	$8,507.7	$(3,426.4)	$68.0	$5,149.3
1.	Accumulated depletion includes previously recognized impairment charges.

			Impairments
		Accumulated	(charges)
As at December 31, 2020	Cost	depletion(1)	reversals	Carrying value
Mining royalties	$1,049.2	$(642.3)	$—	$406.9
Streams	4,346.6	(1,702.6)	9.6	2,653.6
Energy	1,944.7	(462.4)	(267.7)	1,214.6
Advanced	343.0	(49.0)	—	294.0
Exploration	76.1	(13.1)	—	63.0
	$7,759.6	$(2,869.4)	$(258.1)	$4,632.1

1.	Accumulated depletion includes previously recognized impairment charges.

2021 Financial Statements	23

Franco-Nevada Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

Changes in royalty, stream and working interests for the periods ended December 31, 2021 and December 31, 2020 were as follows:

	Mining
	royalties	Streams	Energy	Advanced	Exploration	Total
Balance at January 1, 2020	$415.6	$2,804.0	$1,353.6	$170.9	$53.7	$4,797.8
Additions	18.8	—	170.2	118.6	8.2	315.8
Transfers	(1.2)	—	—	1.2	—	—
Impairment (charges) and reversals	—	9.6	(267.7)	—	—	(258.1)
Depletion	(31.5)	(160.0)	(44.9)	(2.1)	(0.2)	(238.7)
Impact of foreign exchange	5.2	—	3.4	5.4	1.3	15.3
Balance at December 31, 2020	$406.9	$2,653.6	$1,214.6	$294.0	$63.0	$4,632.1

Additions	$540.0	$165.6	$24.7	$22.7	$—	$753.0
Disposals	—	—	—	—	—	—
Transfers	6.3	—	—	—	(6.3)	—
Impairment charges	—	—	75.5	(7.5)	—	68.0
Depletion	(42.7)	(196.2)	(57.9)	(0.6)	—	(297.4)
Impact of foreign exchange	(7.5)	—	1.4	0.2	(0.5)	(6.4)
Balance at December 31, 2021	$903.0	$2,623.0	$1,258.3	$308.8	$56.2	$5,149.3

Of the total net book value as at December 31, 2021, $4,107.5 million (December 31, 2020 - $3,327.3 million) is depletable and $1,041.8 million (December 31, 2020 - $1,304.8 million) is non-depletable.

(b)	Impairments of Royalties, Streams and Working Interests

The Company recorded impairment (reversals) and charges for the years ended December 31, 2021 and 2020 as summarized in the following table:

	2021	2020
Royalty, stream and working interests, net
Weyburn	$(75.5)	$60.5
SCOOP/STACK	—	207.2
Mine Waste Solutions	—	(9.6)
Aği Daği	7.5	—
Other assets
Oil well equipment	$—	$4.0
	$(68.0)	$262.1

2021 indicators of impairments and reversals

Energy Interests

As at December 31, 2021, as a result of an increase in forecasted benchmark oil and gas prices relative to the lows of April 2020, the Company assessed whether there were indicators that impairment losses previously recorded in relation to its Energy interests may no longer exist or may have decreased.

With respect to the Company’s interests in the SCOOP/STACK, the Company determined that there were no indicators of impairment reversal as the drilling activity rates by operators of the Company’s interests were not significantly beyond those assumed at the time of the impairments we recorded as of March 31, 2020.

With respect to its Weyburn interests, the Company determined that there were indicators of impairment reversal and carried out an asset impairment reversal assessment. The recoverable amount, based on the FVLCD model, was estimated to be $218.0 million, which exceeded the CGU’s carrying value. As a result, a reversal of $75.5 million was recorded as of December 31, 2021.

2021 Financial Statements	24

Franco-Nevada Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

Key assumptions and estimates used in determining the recoverable amount of the Weyburn interests are related to oil price and discount rates. The future cash flows expected from the Weyburn CGU were prepared by an independent reserve engineer and based on long-term West Texas Intermediate (“WTI”) price forecasts from a sample of independent reserve evaluators. The Company assumed the differential to Edmonton Light prices to be $4.89/barrel and the U.S. dollar to Canadian dollar foreign exchange rate to be $0.80. The future cash flows were discounted using an after-tax discount rate of 10.5%.

Forecasted WTI prices as at December 31, 2021 used to determine the future cash flows were as follows:

						Average
						annual
						increase
	2022	2023	2024	2025	2026	thereafter
WTI oil price (US$/barrel)	$72.83	$68.78	$66.76	$68.09	$69.45	2%

A sensitivity analysis showing the impact of a change, in isolation, in the forecasted WTI price and discount rate is shown below:

	Increase (decrease) to impairment reversal
	1% increase	1% decrease	10% decrease	10% increase
	in the	in the	in WTI oil	in WTI oil
	discount rate	discount rate	price	price
Weyburn	(16.9)	19.0	(54.9)	33.3
	$(16.9)	$19.0	$(54.9)	$33.3

Aği Daği

On April 20, 2021, Alamos Gold Inc. (“Alamos”) announced its filing of an investment treaty claim against the Republic of Turkey for failing to grant routine renewals of key licenses and permits for its Kirazlı gold mine. Though Franco-Nevada does not have a royalty on the Kirazlı mine, cessation of development activities at Kirazlı are expected to negatively impact the advancement of the Aği Daği project. As such, Franco-Nevada considered this event an indicator of impairment and wrote-off the entire carrying value of its Aği Daği royalty of $7.5 million as of June 30, 2021.

Sudbury (McCreedy West)

In early 2021, KGHM International Ltd. (“KGHM”), approved an extension of mining operations at the McCreedy West mine in the Sudbury basin of Ontario. The Company had recorded an impairment charge of $107.9 million in relation its McCreedy West stream interest as a result of a significant reduction in mining activities in 2013. The Company assessed that the extension of the life of mine in 2021 represented an indication that the previously recorded impairment loss may no longer exist or may have decreased. The Company carried out an asset impairment reversal analysis and estimated that the recoverable amount, based on the FVLCD, was $32.7 million as of March 31, 2021. However, no impairment reversal was recorded as the carrying value that would have been determined without the previously recorded impairment loss, net of depletion, was nil.

2021 Financial Statements	25

Franco-Nevada Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

2020 indicators of impairments and reversals

Mine Waste Solution

As at December 31, 2020, the Company assessed that the increase in consensus gold price estimates represented an indication that the impairment loss previously recorded in relation to the Mine Waste Solution (“MWS”) interest may no longer exist or may have decreased and carried out an asset impairment reversal analysis. The recoverable amount, based on the FVLCD model, was estimated to be $114.8 million, which exceeded the CGU’s carrying value. As such, a full reversal of the 2014 impairment loss, net of depletion had an impairment loss not previously been recorded, of $9.6 million was recognized, increasing the carrying value of the interest to $77.2 million as of December 31, 2020.

Key assumptions and estimates used in determining the recoverable amount of the Company’s MWS stream are related to gold prices and timing of unlevered cash flows. The estimates of future cash-flows were derived from a life-of-mine model developed by the Company’s management using MWS’s historical performance to predict future performance. To estimate future revenues, the Company made assumptions of future gold prices based on longer-term consensus price estimates obtained from a sample of analysts. Forecasted gold prices as at December 31, 2020 used to determine future cash flows were as follows:

	2021	2022	2023	2024
Gold price (US$/ounce)	$1,910	$1,886	$1,831	$1,681

The future cash-flows were discounted using a discount rate of 5% which reflects specific market risk factors associated with MWS. A sensitivity analysis showing the impact of a change, in isolation, in the forecasted gold prices (+/- 10%) and discount rate (+/- 1%) was performed on the cash flow model for the MWS stream. Reviewing changes in the key assumptions did not have any impact on the result of the Company’s impairment reversal assessment

Energy Interests

As at March 31, 2020, as a result of reduced production and capital spend by the operators of the Company’s Energy interests due to lower market expectations for oil and gas prices, the Company noted the presence of impairment indicators and carried out an asset impairment analysis of its Energy interests. The Company recorded impairment charges at March 31, 2020 with respect to the following SCOOP/STACK and Weyburn CGUs based on the recoverable amount using a FVLCD model.

The following table summarizes the impairment losses recorded and estimated recoverable amount by CGU on a pre-tax basis at March 31, 2020:

	Impairment	Recoverable
	amount	amount
Royalty, stream and working interests, net
SCOOP/STACK	$207.2	$309.2
Weyburn	60.5	162.8
Other assets
Oil well equipment	$4.0	$4.7
	$271.7	$476.7

Key assumptions and estimates used in determining the recoverable amounts of the Company’s Energy interests are related to oil prices and discount rates. The future cash flows expected from each CGU were derived from a model developed by the Company using cash-flows prepared by an independent reserve engineer or a third-party advisor, and expected performance based on publicly-released technical information to predict expected future production. For the SCOOP/STACK CGUs, the Company made assumptions of future drilling activity to reflect the reduced capital spending by operators in the current environment.

2021 Financial Statements	26

Franco-Nevada Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

The Company made assumptions of future West Texas Intermediate (“WTI”) prices to estimate future revenues based on long-term consensus price estimates obtained from a sample of independent reserve evaluators. For the Weyburn CGU, the differential to Edmonton Light prices assumption was $8.55/barrel, and the U.S. dollar to Canadian dollar foreign exchange rate assumption was $0.72. Forecasted WTI prices as at March 31, 2020 used to determine future cash flows were as follows:

						Average
						Annual
	Remainder of					Increase
	2020	2021	2022	2023	2024	Thereafter
WTI oil price (US$/barrel)	$30.00	$41.18	$49.88	$55.87	$57.98	2%

The future cash-flows were discounted using an after-tax discount rate which reflects specific market risk factors associated with individual characteristics of the CGU. For the SCOOP/STACK CGUs, the discount rate ranged between 5% for proved producing reserves to 12% for undeveloped contingent resources. For the Weyburn CGU, the discount rate assumed was 9.5%.

A sensitivity analysis showing the impact of a change, in isolation, in the WTI oil price and discount rate assumptions is shown below:

	Increase (Decrease) to Impairment Charges
	1% Increase	1% Decrease	10% Decrease	10% Increase
	in the	in the	in WTI Oil	in WTI Oil
	Discount Rate	Discount Rate	Price	Price
SCOOP/STACK	$34.1	$(39.9)	$37.8	$(37.3)
Weyburn, including oil well equipment	16.9	(19.1)	39.8	(39.0)
	$51.0	$(59.0)	$77.6	$(76.3)

Note 9 – Other assets

Other assets comprised the following:

	At December 31,	At December 31,
	2021	2020
Deposits related to CRA audits	$15.6	$4.9
Energy well equipment, net	5.4	5.0
Right-of-use assets, net	1.5	2.0
Debt issue costs	1.2	1.3
Furniture and fixtures, net	0.2	0.4
	$23.9	$13.6

Subsequent to December 31, 2021, the Company posted an additional deposit of $22.7 million (C$28.7 million) in relation to the audit by the CRA of its 2016-2017 taxation years, as referenced in Note 24.

Note 10 – Accounts payable and accrued liabilities

Accounts payable and accrued liabilities comprise the following:

	At December 31,	At December 31,
	2021	2020
Accounts payable	$8.5	$3.5
Accrued liabilities	25.1	37.3
	$33.6	$40.8

2021 Financial Statements	27

Franco-Nevada Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

Note 11 – Debt

Changes in obligations related to the Company’s credit facilities were as follows:

	Corporate	FNBC	Corporate
	revolver	revolver	term loan	Total
Size of facility	$1,000.0	$100.0	$160.0	$1,260.0
Balance at January 1, 2020	$—	$—	$80.0	$80.0
Repayment	—	—	(80.0)	(80.0)
Balance at December 31, 2020	$—	$—	$—	$—

Drawdowns	$150.0	$—	$—	$150.0
Repayment	(150.0)	—	—	(150.0)
Total debt	$—	$—	$—	$—
Less: Debt issue costs	—	—	—	—
Balance at December 31, 2021	$—	$—	$—	$—

(a)	Corporate Revolver

The Company has a $1.0 billion unsecured revolving term credit facility (the “Corporate Revolver”). On July 7, 2021, the Company renewed its Corporate Revolver under substantially the same terms, extending the facility’s maturity date from March 22, 2024 to July 9, 2025.

On April 12, 2021, the Company drew down $150.0 million to finance the acquisition of the Vale Royalty Debentures, as referenced in Note 4(c). The amounts borrowed were fully repaid as of June 30, 2021. The Company also has two standby letters of credit in the amount of $18.2 million (C$23.1 million) against the Corporate Revolver in relation to the audit by the Canada Revenue Agency (“CRA”) of its 2012–2017 taxation years, as referenced in Note 24.

Advances under the Corporate Revolver can be drawn as follows:

U.S. dollars

·	Base rate advances with interest payable monthly at the Canadian Imperial Bank of Commerce (“CIBC”) base rate, plus between 0.00% and 1.05% per annum depending upon the Company’s leverage ratio; or
·	LIBOR loans for periods of 1, 2, 3 or 6 months with interest payable at a rate of LIBOR, plus between 1.00% and 2.05% per annum, depending on the Company’s leverage ratio.

Canadian dollars

·	Prime rate advances with interest payable monthly at the CIBC prime rate, plus between 0.00% and 1.05% per annum, depending on the Company’s leverage ratio; or
·	Bankers’ acceptances for a period of 30 to 180 days with a stamping fee calculated on the face amount between 1.00% and 2.05%, depending on the Company’s leverage ratio.

All loans are readily convertible into loans of other types, described above, on customary terms and upon provision of appropriate notice. Borrowings under the Corporate Revolver are guaranteed by certain of the Company’s subsidiaries and are unsecured.

The Corporate Revolver is subject to a standby fee of 0.20% to 0.41% per annum, depending on the Company’s leverage ratio, even if no amounts are outstanding under the Corporate Revolver.

(b)	FNBC Revolver

The Company’s subsidiary, Franco-Nevada (Barbados) Corporation (“FNBC”), has a $100.0 million unsecured revolving term credit facility (the “FNBC Revolver”). The FNBC Revolver has a maturity date of March 20, 2022. Advances, under the amended terms of the FNBC Revolver, can be drawn in U.S. dollars as follows:

●	Base rate advances with interest payable monthly at the CIBC base rate, plus 0.25% per annum; or
●	LIBOR loans for periods of 1, 2, 3 or 6 months with interest payable at a rate of LIBOR plus 1.25% per annum.

All loans are readily convertible into loans of other types on customary terms and upon provision of appropriate notice.

The FNBC Revolver is subject to a standby fee of 0.25% per annum, even if no amounts are outstanding.

2021 Financial Statements	28

Franco-Nevada Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

(c)	Corporate Term Loan

On April 17, 2019, the Company entered into an unsecured credit facility (the “Corporate Term Loan”) in the amount of $160.0 million to pay down amounts previously borrowed under the Corporate Revolver. The Corporate Term Loan had a maturity date of April 17, 2021. Advances were drawn as a one-month LIBOR loan with interest payable at a rate of LIBOR plus 0.85%. In 2020, the Company fully repaid the amount borrowed against the Corporate Term Loan. As the Corporate Term Loan is a non-revolving facility, it is no longer available to draw.

Note 12 – Revenue

Revenue classified by commodity, geography and type comprised the following:

	2021	2020
Commodity
Gold(1)	$750.6	$718.1
Silver	172.7	106.4
Platinum group metals(1)	72.4	86.2
Iron ore(2)	89.6	14.7
Other mining assets	5.2	3.1
Mining	$1,090.5	$928.5
Oil	$108.1	$55.7
Gas	79.8	24.2
Natural gas liquids	21.6	11.8
Energy	$209.5	$91.7
	$1,300.0	$1,020.2
Geography
South America	$410.3	$287.7
Central America & Mexico	318.9	214.4
United States	270.3	178.6
Canada(1)(2)	186.9	196.9
Rest of World	113.6	142.6
	$1,300.0	$1,020.2
Type
Revenue-based royalties	$425.6	$274.9
Streams(1)	748.5	629.2
Profit-based royalties	76.0	88.7
Other(2)	49.9	27.4
	$1,300.0	$1,020.2
1.	Includes a loss of $0.4 million and gain of $0.1 million of provisional pricing adjustments for gold and platinum-group metals, respectively

(2020 – loss of $0.1 million and gain of $5.9 million, respectively).

2.	Includes dividend income of $30.2 million from the Company’s equity investment in LIORC (2020 – $14.7 million).

Note 13 – Costs of sales

Costs of sales, excluding depletion and depreciation, comprised the following:

	2021	2020
Costs of stream sales	$164.2	$149.5
Mineral production taxes	2.4	2.9
Mining costs of sales	$166.6	$152.4
Energy costs of sales	11.7	6.4
	$178.3	$158.8

2021 Financial Statements	29

Franco-Nevada Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

Note 14 – Share-based compensation expense

Share-based compensation expenses comprised the following:

	2021	2020
Stock options and restricted share units	$8.0	$5.6
Deferred share units	3.2	4.0
	$11.2	$9.6

Share-based compensation expenses include the amortization expense of equity-settled stock options and restricted share units, as well as the gain or loss on the mark-to-market of the value of the deferred share units (“DSUs”) granted to the directors of the Company. These expenses were previously presented in general and administrative expenses. Amounts in the comparative period have been reclassified in order to conform with the current period presentation.

Note 15 – Related party disclosures

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company. Key management personnel include the Board of Directors and the executive management team.

Compensation for key management personnel of the Company was as follows:

	2021	2020
Short-term benefits(1)	$4.3	$3.5
Share-based payments(2)	9.2	7.9
	$13.5	$11.4
1.	Includes salary, benefits and short-term accrued incentives/other bonuses earned in the period.
2.	Represents the expense of stock options and restricted share units and mark-to-market charges on deferred share units during the year.

Note 16 – Finance income and expenses

Finance income and expenses for the periods ended December 31, 2021 and 2020 were as follows:

	2021	2020
Finance income
Interest	$3.7	$3.7
	$3.7	$3.7
Finance expenses
Standby charges	$2.2	$2.1
Amortization of debt issue costs	1.1	1.0
Interest	0.2	0.3
Accretion of lease liabilities	0.1	0.1
	$3.6	$3.5

2021 Financial Statements	30

Franco-Nevada Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

Note 17 - Income taxes

Income tax expense for the years ended December 31, 2021 and 2020 was as follows:

	2021	2020
Current income tax expense
Expense for the year	$86.0	$50.9
Adjustment in respect of prior years	1.0	(2.4)
Current income tax expense	$87.0	$48.5
Deferred income tax expense (recovery)
Origination and reversal of temporary differences	$54.5	$(30.2)
Impact of changes in tax rates	(1.1)	(0.8)
Reversal of unrecognized deductible temporary differences	(12.9)	(6.4)
Adjustments in respect of prior years	(2.4)	2.2
Other	(1.0)	—
Deferred income tax expense (recovery)	37.1	(35.2)
Income tax expense	$124.1	$13.3

A reconciliation of the product of net income before taxes multiplied by the combined Canadian federal and provincial statutory rate to the provision for income taxes as shown in the consolidated statement of income and comprehensive income for the years ended December 31, 2021 and 2020, is as follows:

	2021	2020
Net income before income taxes	$857.8	$339.5
Statutory tax rate	26.5%	26.5%
Tax expense at statutory rate	$227.3	$90.0
Reconciling items:
Change in unrecognized deductible temporary differences	$(12.9)	$(6.4)
Income not taxable	(6.7)	(4.2)
Differences in foreign statutory tax rates	(83.6)	(66.0)
Differences due to changing future tax rates	(1.1)	(0.8)
Other	1.1	0.7
Income tax expense	$124.1	$13.3

Income tax expense recognized in other comprehensive income is as follows:

	2021			2020
	Income		Income	Income		Income
	before	Tax	after	before	Tax	after
	tax	expense	tax	tax	expense	tax
Gain on changes in the fair value of equity investments at FVTOCI	$26.1	$(3.5)	$22.6	$50.5	$(6.7)	$43.8
Currency translation adjustment	(4.0)	—	(4.0)	19.6	—	19.6
Other comprehensive income	$22.1	$(3.5)	$18.6	$70.1	$(6.7)	$63.4

Deferred tax expense		$(3.5)			$(1.5)
Income tax expense in other comprehensive income		$(3.5)			$(1.5)

2021 Financial Statements	31

Franco-Nevada Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

The significant components of deferred income tax assets and liabilities as at December 31, 2021 and 2020 are as follows:

	2021	2020
Deferred income tax assets:
Deductible temporary differences relating to:
Royalty, stream and working interests	$44.0	$44.1
Non-capital loss carry-forwards	6.2	0.6
Other	(0.8)	0.4
	$49.4	$45.1

Deferred income tax liabilities:
Taxable temporary differences relating to:
Share issue and debt issue costs	$(0.6)	$0.3
Royalty, stream and working interests	133.1	89.6
Non-capital loss carry-forwards	(3.6)	(3.9)
Investments	13.7	11.6
Other	(7.2)	(6.1)
	$135.4	$91.5
Deferred income tax liabilities, net	$86.0	$46.4

The movement in net deferred tax liabilities during the years ended December 31, 2021 and 2020 is as follows:

	2021	2020
Balance, beginning of year	$46.4	$75.6
Recognized in net income	37.1	(35.2)
Recognized in other comprehensive income	3.5	6.7
Recognized in equity	(0.4)	0.3
Other	(0.6)	(1.0)
Balance, end of year	$86.0	$46.4

The Company has recognized deferred tax assets in respect of the following non-capital losses as at December 31, 2021 that can be applied against future taxable profit:

Country	Type	Amount	Expiry date
Canada	Non-Capital Losses	$32.9	2029-2038
Chile	Non-Capital Losses	3.4	No expiry
		$36.3

Unrecognized deferred tax assets and liabilities

The aggregate amount of taxable temporary differences associated with investments in subsidiaries, for which deferred tax liabilities have not been recognized as at December 31, 2021 is $ 431.6 million (December 31, 2020 – $298.1 million). No deferred tax liabilities are recognized on the temporary differences associated with investment in subsidiaries because the company controls the timing of reversal and it is not probable that they will reverse in the foreseeable future.

The aggregate amount of deductible temporary differences associated with other items, for which deferred tax assets have not been recognized as at December 31, 2021 is nil (December 31, 2020 - $48.7 million). No deferred tax asset is recognized in respect of these items because it is not probable that future taxable profits will be available against which the company can utilize the benefit.

2021 Financial Statements	32

Franco-Nevada Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

Deductible temporary differences, losses and unused tax credits for which no deferred tax assets have been recognized are attributable to the following:

	2021	2020
Royalty, stream and working interests	$—	$25.1
Tax losses (expiry dates - 2029-2033)	—	23.6
	$—	$48.7

The Company is undergoing an audit by the Canada Revenue Agency of its 2012-2017 taxation years, as referenced in Note 24.

Note 18 – Shareholders’ equity

(a)	Share capital

The Company’s authorized capital stock includes an unlimited number of common shares (191,334,392 common shares issued and outstanding as at December 31, 2021) having no par value and preferred shares issuable in series (issued - nil).

Changes in share capital in the year ended December 31, 2021 and 2020 were as follows:

	Number
	of shares	Amount
Balance at January 1, 2020	189,381,388	$5,390.7
At-the-market equity offering	1,054,800	133.7
Exercise of stock options	150,482	9.7
Vesting of restricted share units	42,328	3.7
Dividend reinvestment plan	327,478	42.3
Balance at December 31, 2020	190,956,476	$5,580.1
Exercise of stock options	5,614	$0.5
Vesting of restricted share units	58,457	6.1
Dividend reinvestment plan	313,845	41.8
Balance at December 31, 2021	191,334,392	$5,628.5

(b)	At-the-Market Equity Program

On May 11, 2020, the Company established a new at-the-market equity program (the “ATM Program”) permitting the Company to issue up to an aggregate of $300 million worth of common shares from treasury at prevailing market prices to the public through the Toronto Stock Exchange, the New York Stock Exchange or any other marketplace on which the common shares are listed, quoted or otherwise trade. The previous at-the-market program, which permitted the Company to issue up to an aggregate of $200 million worth of common shares, was terminated on April 28, 2020 when the Company renewed its base shelf prospectus. The volume and timing of distributions under the ATM Program is determined at the Company’s sole discretion, subject to applicable regulatory limitations and blackout periods. The ATM Program will be effective until May 28, 2022 unless terminated prior to such date by the Company.

In 2021, the Company did not issue any common shares under its ATM Program. In 2020, the Company issued 1,054,800 common shares under the ATM Program and the Company’s previous at-the-market equity program at an average price per common share of $128.96. The gross proceeds to the Company from these issuances were $136.0 million, and the net proceeds were $133.7 million after deducting agent commission costs of $1.4 million and other share issuance costs of $0.9 million.

2021 Financial Statements	33

Franco-Nevada Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

(c)	Dividends

In 2021, the Company declared dividends of $1.16 per common share (2020 - $1.03 per common share).

Dividends paid in cash and through the Company’s Dividend Reinvestment Plan (“DRIP”) were as follows:

	2021	2020
Cash dividends	$179.6	$154.9
DRIP dividends	41.8	42.3
	$221.4	$197.2
(d)	Stock-based payments

On March 7, 2018, the Company’s Board of Directors adopted an amended and restated share compensation plan covering both stock options and RSUs effective May 9, 2018 (the “Plan”). Pursuant to the Plan, the Company may grant incentive stock options to directors, officers, employees and consultants at the discretion of the Board of Directors. The exercise price and vesting period of any option is fixed by the Board of Directors on the date of grant. The term of options is at the sole discretion of the Board of Directors but may not exceed ten years from the date of grant. Options expire on the earlier of the expiry date or the date of termination and are non-transferable. The options granted will be adjusted in the event of an amalgamation, rights offering, share consolidation or subdivision or other similar adjustments of the share capital of the Company. The aggregate number of common shares that may be issued under the Plan is limited to 9,700,876 common shares. Within any one-year period, the number of common shares issued to any single insider participant under the Plan shall not exceed 5% of the common shares then issued and outstanding.

Options to purchase common shares of the Company granted during the years ended December 31, 2021 and 2020 were as follows:

	2021			2020
		Weighted			Weighted
		average exercise			average exercise
	Number	price		Number	price
Stock options outstanding, at January 1	745,962	C$	90.08	836,427	C$	80.01
Granted	81,698	C$	168.43	61,594	C$	171.33
Exercised	(5,614)	C$	87.60	(150,482)	C$	67.13
Forfeited	—	C$	—	(1,577)	C$	112.84
Stock options outstanding, at December 31	822,046	C$	97.88	745,962	C$	90.08

Exercisable stock options, at December 31	664,589	C$	83.03	596,402	C$	76.14

Options granted in 2021 have a ten-year term and vest over five years in equal portions on the anniversary of the grant date. Options granted in 2020 have a ten-year term and vest over three years in equal portions on the anniversary of the grant date. The fair value of stock options granted in 2021 was $2.5 million (2020 – $1.7 million), based on a weighted average fair value of C$37.96 per stock option (2020 - C$36.67 per stock option) based on the following assumptions:

	2021	2020
Risk-free interest rate	1.21%	0.39%
Expected dividend yield	0.91%	0.78%
Expected price volatility of the Company’s common shares	29.1%	28.8%
Expected life of the option	4 years	4 years
Forfeiture rate	0%	0%

In the year ended December 31, 2021, an expense of $2.1 million (2020 - $2.2 million) related to stock options has been included in the consolidated statement of income and other comprehensive income, and $0.1 million (2020 - $0.1 million) was capitalized to royalty, stream and working interests. As at December 31, 2021, there was $3.3 million (2020 – $2.9 million) of total unrecognized non-cash stock-based compensation relating to stock options granted under the Plan, which is expected to be recognized over a weighted average period of 2.5 years (2020 – 1.7 years).

2021 Financial Statements	34

Franco-Nevada Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

Options to purchase common shares outstanding at December 31, 2021, exercise prices and weighted average lives to maturity as follows:

			Weighted
Exercise	Options	Options	average life
price	outstanding	exercisable	(years)
C$40.87	32,451	32,451	1.94
C$46.17	75,000	75,000	1.63
C$55.58	17,397	17,397	0.95
C$58.67	20,000	20,000	3.64
C$59.52	33,876	33,876	2.95
C$65.76	55,853	55,853	3.95
C$75.45	120,074	120,074	4.94
C$88.76	45,082	45,082	6.64
C$94.57	90,409	90,409	6.95
C$100.10	84,523	84,523	5.94
C$129.32	104,089	69,393	7.95
C$168.43	81,698	—	9.94
C$171.33	61,594	20,531	8.94
	822,046	664,589	5.85
(e)	Restricted share units

Changes in the number of RSUs outstanding during the years ended December 31, 2021 and 2020 were as follows:

	2021			2020
	Performance-	Time-based		Performance-	Time-based
	based RSUs	RSUs	Total RSUs	based RSUs	RSUs	Total RSUs
Balance at beginning of year	66,996	35,712	102,708	65,972	43,006	108,978
Granted	38,803	15,840	54,643	22,519	14,546	37,065
Settled	(39,005)	(19,452)	(58,457)	(20,883)	(21,445)	(42,328)
Forfeited	-	-	-	(612)	(395)	(1,007)
Balance at end of year	66,794	32,100	98,894	66,996	35,712	102,708

The fair value of the RSUs granted in 2021 was $7.2 million (2020 - $5.0 million). Included in the Company’s stock-based compensation expense is an amount of $6.3 million (2020 – $3.4 million) relating to RSUs. In addition, $0.2 million related to the RSUs was capitalized to royalty, stream and working interests (2020 – $0.1 million). As at December 31, 2021, there is $8.7 million (2020 – $7.7 million) of total unrecognized non-cash stock-based compensation expense relating to non-vested RSUs granted under the Plan, which is expected to be recognized over a weighted average period of 2.2 years (2020 – 2.1 years).

2021 Financial Statements	35

Franco-Nevada Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

(f)	Deferred Share Unit Plan

Changes in the number of DSUs outstanding during the years ended December 31, 2021 and 2020 were as follows:

	2021	2020
Balance at beginning of year	119,025	104,740
Granted	15,416	14,285
Settled	(26,806)	-
Balance at end of year	107,635	119,025

The value of the DSU liability as at December 31, 2021 was $14.9 million (2020 - $14.9 million).

(g)	Outstanding Stock Options and Restricted Share Units

The following table sets out the maximum shares that would be outstanding if all of the stock options and RSUs at December 31, 2021 and 2020 were exercised:

	2021	2020
Common shares outstanding	191,334,392	190,956,476
Stock options	822,046	745,962
Restricted Share Units	98,894	102,708
	192,255,332	191,805,146

Note 19 – Earnings per share (“EPS”)

	2021			2020
		Shares	Per Share		Shares	Per Share
	Net income	(in millions)	Amount	Net income	(in millions)	Amount
Basic earnings per share	$733.7	191.1	$3.84	$326.2	190.3	$1.71
Effect of dilutive securities	—	0.4	(0.01)	—	0.4	—
Diluted earnings per share	$733.7	191.5	$3.83	$326.2	190.7	$1.71

For the year ended December 31, 2021, a weighted average of 4,700 stock options (2020 –3,534 stock options) was excluded in the computation of diluted EPS due to being anti-dilutive. Further, for the year ended December 31, 2021, a weighted average of 61,594 stock options (2020 – 6,034 stock options) was excluded due to the strike price exceeding the average share price during the year. RSUs totaling 66,794 (2020 - 66,996 RSUs) were excluded from the computation of diluted EPS due to the performance criteria for the vesting of the RSUs not being measurable as at December 31, 2021.

2021 Financial Statements	36

Franco-Nevada Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

Note 20 – Segment reporting

The chief operating decision-maker organizes and manages the business under two operating segments, consisting of royalty, stream and working interests in each of the mining and energy sectors.

The Company’s reportable segments for purposes of assessing performance are presented as follows:

	2021			2020
	Mining	Energy	Total	Mining	Energy	Total
Revenue	$1,090.5	$209.5	$1,300.0	$928.5	$91.7	$1,020.2

Expenses
Costs of sales	$166.6	$11.7	$178.3	$152.4	$6.4	$158.8
Depletion and depreciation	239.5	57.9	297.4	193.8	44.9	238.7
Segment gross profit	$684.4	$139.9	$824.3	$582.3	$40.4	$622.7

A reconciliation of total segment gross profit to consolidated net income before income taxes is presented below:

	2021	2020
Total segment gross profit	$824.3	$622.7

Other operating (income)/expenses
Impairment (reversals) and charges	$(68.0)	$262.1
General and administrative expenses	19.6	19.2
Share-based compensation expense	11.2	9.6
Gain on sale of gold bullion	(1.4)	(7.0)
Depreciation	2.2	2.3
Foreign exchange loss and other (income) expenses	3.0	(2.8)
Income before finance items and income taxes	$857.7	$339.3

Finance items
Finance income	$3.7	$3.7
Finance expenses	(3.6)	(3.5)
Net income before income taxes	$857.8	$339.5

Revenues earned during the years ended December 31, 2021 and 2020 are presented by geographic area based on the location of the mining operations giving rise to the royalty, stream or working interest:

	2021	2020
Latin America:
Peru	$228.2	$175.5
Chile	116.5	106.8
Panama	235.0	135.4
Brazil	59.4	-
Other	90.1	84.4
United States	270.3	178.6
Canada	186.9	196.9
Rest of World	113.6	142.6
	$1,300.0	$1,020.2

For the year ended December 31, 2021, one interest generated 18% of the Company’s revenue, totaling $235.0 million of revenue. Comparatively, for the year ended December 31, 2020 three interests generated revenue of 13%, 12% and 10%, respectively, totaling $360.7 million of revenue.

2021 Financial Statements	37

Franco-Nevada Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

Royalty, stream and working interests as at December 31, 2021 and 2020 are presented by geographic area based on the location of the mining operations giving rise to the royalty, stream or working interest.

	2021	2020
Latin America:
Panama	$1,268.0	$1,318.5
Peru	844.2	766.3
Brazil	519.2	-
Chile	460.1	485.0
Other	150.4	154.4
United States	1,188.3	1,216.8
Canada	515.8	458.2
Rest of World	203.3	232.9
	$5,149.3	$4,632.1

Investments and a loan receivable of $275.6 million (2020 - $238.4 million) are held in Canada. Energy well equipment, included in other non-current assets, of $5.4 million (2020 - $5.0 million) is located in Canada.

Note 21 - Fair value measurements

Fair value is a market-based measurement, not an entity-specific measurement. For some assets and liabilities, observable market transactions or market information might be available. For other assets and liabilities, observable market transactions and market information might not be available. However, the objective of a fair value measurement in both cases is the same - to estimate the price at which an orderly transaction to sell the asset or to transfer the liability would take place between market participants at the measurement date under current market conditions (i.e. an exit price at the measurement date from the perspective of a market participant that holds the asset or owes the liability).

The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value.

●	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.

●	Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means.

●	Level 3 inputs are unobservable (supported by little or no market activity).

The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

There were no transfers between the levels of the fair value hierarchy during the year ended December 31, 2021.

Assets and Liabilities Measured at Fair Value on a Recurring Basis:

	Quoted prices in	Significant other	Significant
	active markets for	observable	unobservable
	identical assets	inputs	inputs	Aggregate
As at December 31, 2021	(Level 1)	(Level 2)	(Level 3)	fair value
Receivables from provisional concentrate sales	$—	$4.8	$—	$4.8
Equity investments	231.0	—	4.1	235.1
Warrants	—	0.8	—	0.8
	$231.0	$5.6	$4.1	$240.7

	Quoted prices in	Significant other	Significant
	active markets for	observable	unobservable
	identical assets	inputs	inputs	Aggregate
As at December 31, 2020	(Level 1)	(Level 2)	(Level 3)	fair value
Receivables from provisional concentrate sales	$—	$10.1	$—	$10.1
Equity investments	191.8	—	3.8	195.6
Warrants	—	5.7	—	5.7
	$191.8	$15.8	$3.8	$211.4

2021 Financial Statements	38

Franco-Nevada Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

The fair values of the Company’s remaining financial assets and liabilities, which include cash and cash equivalents, receivables, loan receivables, accounts payable and accrued liabilities, and debt approximate their carrying values due to their short-term nature, historically negligible credit losses, fair value of collateral, or floating interest rate.

The Company has not offset financial assets with financial liabilities.

Assets Measured at Fair Value on a Non-Recurring Basis:

	Quoted prices in	Significant other	Significant
	active markets for	observable	unobservable
	identical assets	inputs	inputs	Aggregate
As at December 31, 2021	(Level 1)	(Level 2)	(Level 3)	fair value
Weyburn	$—	$—	$218.0	$218.0
	$—	$—	$218.0	$218.0

The valuation techniques that are used to measure fair value are as follows:

(a)	Receivables

The fair values of receivables arising from gold and platinum group metal concentrate sales contracts that contain provisional pricing mechanisms are determined using the appropriate quoted forward prices from the exchange that is the principal active market for the particular metal. As such, these receivables are classified within Level 2 of the fair value hierarchy.

(b)	Investments

The fair values of publicly-traded investments are determined based on a market approach reflecting the closing prices of each particular security at the statement of financial position date. The closing prices are quoted market prices obtained from the exchange that is the principal active market for the particular security, and therefore are classified within Level 1 of the fair value hierarchy.

The Company holds one equity investment that does not have a quoted market price in an active market. The Company has assessed the fair value of the instrument based on a valuation technique using unobservable discounted future cash flows. As a result, the fair value is classified within Level 3 of the fair value hierarchy.

The fair values of warrants are estimated using the Black-Scholes pricing model which requires the use of inputs that are observable in the market. As such, these investments are classified within Level 2 of the fair value hierarchy.

(c)	Royalty, stream, and working interests

The fair values of royalty, stream, and working interests are determined primarily using an income approach using unobservable discounted future cash-flows. As a result, the fair values are classified within Level 3 of the fair value hierarchy.

2021 Financial Statements	39

Franco-Nevada Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

Note 22 – Financial risk management

The Company’s financial instruments are comprised of financial assets and liabilities. The Company’s principal financial liabilities comprise accounts payable, accrued liabilities and debt. The Company’s principal financial assets are cash and cash equivalents, receivables, loan receivables, and investments. The main purpose of these financial instruments is to manage short-term cash flow and working capital requirements and fund future acquisitions.

The Company is engaged in the business of acquiring, managing and creating resource royalties and streams. Royalties and streams are interests that provide the right to revenue or production from the various properties, after deducting specified costs, if any. These activities expose the Company to a variety of financial risks, which include direct exposure to market risks (which includes commodity price risk, foreign exchange risk and interest rate risk), credit risk, liquidity risk and capital risk management.

Management designs strategies for managing some of these risks, which are summarized below. The Company’s executive management oversees the management of financial risks. The Company’s executive management ensures that financial risk-taking activities are governed by appropriate policies and procedures and that financial risks are identified, measured and managed in accordance with the Company’s policies and risk appetite.

The Company’s overall objective from a risk management perspective is to safeguard its assets and mitigate risk exposure by focusing on security rather than yield.

(a)Market risks

Market risks are the risks that change in market factors, such as commodity prices, foreign exchange rates or interest rates, will affect the value of the Company’s financial instruments. The Company manages market risks by either accepting it or mitigating it through the use of economic strategies.

Commodity price risk

The Company’s royalties, working interests and streams are subject to fluctuations from changes in market prices of the underlying commodities. The market prices of gold, silver, platinum, palladium, iron ore, oil and gas are the primary drivers of the Company’s profitability and ability to generate free cash flow. All of the Company’s future revenue is not hedged in order to provide shareholders with full exposure to changes in the market prices of these commodities.

Foreign exchange risk

The functional currencies of the Company’s entities include the Canadian, U.S. and Australian dollars with the reporting currency of the Company being the U.S. dollar. The Company is primarily exposed to currency fluctuations relative to the U.S. dollar on balances and transactions that are denominated and settled in Canadian dollars and Australian dollars. The Company has exposure to the Canadian dollar through its Canadian energy activities and corporate administration costs. Consequently, fluctuations in the U.S. dollar exchange rate against these currencies increase the volatility of depletion, corporate administration costs and overall net earnings, when translated into U.S. dollars.

The Company records currency translation adjustment gains or losses primarily due to the fluctuation of the U.S. dollar in relation to its Canadian assets and liabilities. During the year ended December 31, 2021, the U.S. dollar weakened in relation to the Canadian dollar. As a result, the Company recorded a currency translation adjustment loss of $4.0 million (2020 – gain of $19.6 million).

Interest Rate Risk

Interest rate risk refers to the risk that the value of a financial instrument or cash flows associated with the instrument will fluctuate due to changes in market interest rates. the Company’s interest rate exposure arises mainly from the interest receipts on cash and cash equivalents. The Company may also be exposed to interest rate risk when it has borrowed amounts under its revolving credit facilities.

2021 Financial Statements	40

Franco-Nevada Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

The following table shows the approximate interest rate sensitivities of the Company’s financial assets and liabilities as at December 31, 2021 and 2020:

	Effect on net income		Effect on equity
	2021	2020	2021	2020
0.5% increase	$2.0	$1.8	$2.0	$1.8
0.5% decrease	(0.4)	(0.5)	(0.4)	(0.5)

(b)Credit risk

Credit risk is the risk that a third party might fail to fulfill its performance obligations under the terms of a financial instrument. Credit risk arises from cash and cash equivalents, receivables and loan receivables. The Company closely monitors its financial assets and maintains its cash deposits in several high-quality financial institutions and as such does not have any significant concentration of credit risk.

As at December 31, 2021, the Company is unaware of any information which would cause it to believe that these financial assets are not fully recoverable.

(c)Liquidity Risk

Liquidity risk is the risk of loss from not having access to sufficient funds to meet both expected and unexpected cash demands. The Company manages its exposure to liquidity risk through prudent management of its statement of financial position, including maintaining sufficient cash balances and access to credit facilities. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis. Management continuously monitors and reviews both actual and forecasted cash flows, including acquisition activities.

As at December 31, 2021, the Company held $539.3 million in either cash, cash equivalents or highly-liquid investments (2020 – $534.2 million). All of the Company’s financial liabilities are due within one year. The Company’s near-term cash requirements include corporate administration costs, certain costs of sales, including the ore purchase commitments described in Note 23, dividends and income taxes directly related to the recognition of royalty, stream and working interest revenues. In addition, the Company is committed to fund the acquisition of mineral rights through the Royalty Acquisition Venture pursuant to its agreement with Continental as described in Note 4(f).

(d)Capital Risk Management

The Company’s primary objective when managing capital is to provide a sustainable return to shareholders through managing and growing the Company’s resource asset portfolio while ensuring capital protection. The Company defines capital as its cash, cash equivalents, short-term investments and long-term investments which is managed by the Company’s management subject to approved policies and limits by the Board of Directors.

There were no changes in the Company’s approach to capital management during the year ended December 31, 2021 compared to the prior year. The Company is not subject to material externally imposed capital requirements or significant financial covenants or capital requirements with our lenders. The Company is in compliance with all its covenants under its credit facilities as at December 31, 2021.

As at December 31, 2021, the Company has cash and cash equivalents totaling $539.3 million (2020 – $534.2 million), a loan receivable of $39.7 million (2020 - $37.1 million) and investments totaling $235.9 million (2020 – $201.3 million) of which $231.0 million (2020 – $191.8 million) are held in liquid securities. The Company also has approximately $1.1 billion (2020 – $1.1 billion) available under its unsecured revolving term credit facilities. All of these sources of capital are available to the Company to meet its near-term cash requirements and grow its portfolio of assets.

2021 Financial Statements	41

Franco-Nevada Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

Note 23 – Commitments

(a)Commodity purchase commitments

The following table summarizes the Company’s commitments pursuant to the associated precious metals agreements:

	Attributable payable
	production to be purchased					Per ounce cash payment (1),(2)					Term of		Date of
Interest	Gold		Silver		PGM	Gold		Silver		PGM	agreement(3)		contract
Antamina	0%		22.5	% (4)	0%	n/a		5	% (5)	n/a	40 years		7-Oct-15
Antapaccay	—	% (6)	—	% (7)	0%	20	% (8)	20	% (9)	n/a	40 years		10-Feb-16
Candelaria	68	% (10)	68	% (10)	0%	$400		$4.00		n/a	40 years		6-Oct-14
Cobre Panama Fixed Payment Stream	—	% (11)	—	% (12)	0%	$418	(13)	$6.27	(14)	n/a	40 years		19-Jan-18
Cobre Panama Floating Payment Stream	—	% (15)	—	% (16)	0%	20	% (17)	20	% (18)	n/a	40 years		19-Jan-18
Condestable	—	% (19)	—	% (20)	0%	20	% (21)	20	% (22)	n/a	40 years		8-Mar-21
Karma	4.875	% (23)	0%		0%	20	% (24)	n/a		n/a	40 years		11-Aug-14
Guadalupe-Palmarejo	50%		0%		0%	$800		n/a		n/a	40 years		2-Oct-14
Sabodala	—	% (25)	0%		0%	20	% (26)	n/a		n/a	40 years		25-Sep-20
MWS	25%		0%		0%	$400		n/a		n/a	40 years	(27)	2-Mar-12
Cooke 4	7%		0%		0%	$400		n/a		n/a	40 years		5-Nov-09
Sudbury(28)	50%		0%		50%	$400		n/a		$400	40 years		15-Jul-08

1	Subject to an annual inflationary adjustment except for Antamina, Antapaccay, Karma, Guadalupe-Palmarejo, and Sabodala.
2	Should the prevailing market price for gold be lower than this amount, the per ounce cash payment will be reduced to the prevailing market price.
3	Subject to successive extensions.
4	Subject to a fixed payability of 90%. Percentage decreases to 15% after 86 million ounces of silver has been delivered under the agreement.
5	Purchase price is 5% of the average silver price at the time of delivery.
6	Gold deliveries are referenced to copper in concentrate shipped with 300 ounces of gold delivered for each 1,000 tonnes of copper in concentrate shipped, until 630,000 ounces of gold has been delivered. Thereafter, percentage is 30% of gold shipped.
7	Silver deliveries are referenced to copper in concentrate shipped with 4,700 ounces of silver delivered for each 1,000 tonnes of copper in concentrate shipped, until 10.0 million ounces of silver has been delivered. Thereafter, percentage is 30% of silver shipped.
8	Purchase price is 20% of the spot price of gold until 750,000 ounces of gold have been delivered, thereafter the purchase price is 30% of the spot price of gold.
9	Purchase price is 20% of the spot price of silver until 12.8 million ounces of silver have been delivered, thereafter the purchase price is 30% of the spot price of silver.
10	Percentage decreases to 40% after 720,000 ounces of gold and 12.0 million ounces of silver have been delivered under the agreement.
11	Gold deliveries are indexed to copper in concentrate produced from the project. 120 ounces of gold per every 1 million pounds of copper produced until 808,000 ounces of gold delivered. Thereafter, 81 ounces of gold per 1 million pounds of copper produced until 1,716,188 ounces of gold delivered. Thereafter, 63.4% of the gold in concentrate.
12	Silver deliveries are indexed to copper in concentrate produced from the project. 1,376 ounces of silver per every 1 million pounds of copper produced until 9,842,000 ounces of silver delivered. Thereafter 1,776 ounces of silver per 1 million pounds of copper produced until 29,731,000 ounces of silver delivered. Thereafter, 62.1% of the silver in concentrate.
13	After 1,341,000 ounces of gold delivered, purchase price is the greater of 50% of spot and $418.27 per ounce. As the mill throughput for 30 consecutive days commensurate with annual capacity of 58 million tonnes per annum was not reached by January 1, 2019, Franco-Nevada will receive a 5% annual rate of return until such mill throughput was achieved, through a reduction of the applicable fixed gold price of $100 per ounce or a delivery of additional ounces for no consideration.
14	After 21,510,000 ounces of silver delivered, purchase price is the greater of 50% of spot and $6.27 per ounce.
15	Gold deliveries are indexed to copper in concentrate produced from the project. 30 ounces of gold per every 1 million pounds of copper produced until 202,000 ounces of gold delivered. Thereafter 20.25 ounces of gold per 1 million pounds of copper produced until 429,047 ounces of gold delivered. Thereafter, 15.85% of the gold in concentrate.
16	Silver deliveries are indexed to copper in concentrate produced from the project. 344 ounces of silver per every 1 million pounds of copper produced until 2,460,500 ounces of silver delivered. Thereafter, 444 ounces of silver per 1 million pounds of copper produced until 7,432,750 ounces of silver delivered. Thereafter 15.53% of the silver in concentrate.
17	After 604,000 ounces of gold delivered, purchase price is 50% of the spot price of gold. As the mill throughput for 30 consecutive days commensurate with annual capacity of 58 million tonnes per annum was not reached by January 1, 2019, Franco-Nevada will receive a 5% annual rate of return until such mill throughput was achieved, through a reduction of the applicable fixed gold price of $100 per ounce or a delivery of additional ounces for no consideration.
18	After 9,618,000 ounces of silver delivered, purchase price is 50% of the spot price of silver.
19	Gold deliveries are fixed at 8,760 ounces per annum from January 1, 2021 to December 31, 2025. Thereafter, 63% of the gold in concentrate until a cumulative total of 87,600 ounces of gold delivered. Thereafter, 25% of the gold in concentrate.
20	Silver deliveries are fixed at 291,000 ounces per annum from January 1, 2021 to December 31, 2025. Thereafter, 63% of the silver in concentrate until a cumulative total of 2,910,000 ounces of silver delivered. Thereafter, 25% of the silver in concentrate.
21	Purchase price is 20% of the spot price of gold at the time of delivery.
22	Purchase price is 20% of the spot price of silver at the time of delivery.
23	Gold deliveries are fixed at 15,000 ounces per annum from March 31, 2016 until February 28, 2021 (exclusive of an aggregate 5,625 gold ounces, or 703 gold ounces per quarter, to be delivered as a result of the exercise by the operator of its option to increase the upfront deposit). Thereafter, percentage is 4.875%.
24	Purchase price is 20% of the average gold price at the time of delivery.
25	Based on amended agreement with an effective date of September 1, 2020, gold deliveries are fixed at 783.33 ounces per month until 105,750 ounces of gold is delivered. Thereafter, percentage is 6% of gold production (subject to reconciliation after fixed delivery period to determine if Franco-Nevada would have received more or less than 105,750 ounces of gold under the original 6% variable stream for such period, entitling the operator to a credit for an over-delivery applied against future stream deliveries or a one-time additional delivery to Franco-Nevada for an under-delivery).
26	Purchase price is 20% of prevailing market price at the time of delivery.
27	Agreement is capped at 312,500 ounces of gold.

2021 Financial Statements	42

Franco-Nevada Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

28	The Company is committed to purchase 50% of the precious metals contained in ore from the properties. Payment is based on gold equivalent ounces. For McCreedy West, effective June 1, 2021, purchase price per gold equivalent ounce is determined based on the monthly average gold spot price: (i) when the gold spot price is less than $800 per ounce, the purchase price is the prevailing monthly average gold spot price; (ii) when the gold spot price is greater than $800 per ounce but less than $1,333 per ounce, the purchase price is $800 per ounce; (iii) when the gold spot price is greater than $1,333 per ounce but less than $2,000 per ounce, the purchase price is 60% of the prevailing monthly average gold spot price; and (iv) when the gold spot price is greater than $2,000, the purchase price is $1,200 per ounce.

(b)Capital commitments

The Company is committed to funding its share of the acquisition of mineral rights acquired through the Royalty Acquisition Venture with Continental as described in Note 4(f).

The Company also has commitments of $12.5 million for contingent payments in relation to its Rosemont/Copper World royalty, and $8.0 million for contingent payments in relation to its Rio Baker (Salares Norte) royalty.

Note 24 – Contingencies

Canada Revenue Agency Audit

The CRA is conducting an audit of Franco-Nevada for the 2012-2017 taxation years.

On September 14, 2021, the Company received a Notice of Reassessment for the 2016 taxation year in relation to the Canadian Domestic Tax Matters, as further detailed below in Note 24(a). On December 21, 2021, the Company received a Notice of Reassessment for the 2016 taxation year in relation to the Mexico Transfer Pricing matters and Notices of Reassessment for the 2016 and 2017 taxation years in relation to the Barbados Transfer Pricing matters, as further detailed below in Note 24(b) and Note 24 (c), respectively. Subsequent to year-end, on February 4, 2022, the Company received a proposal letter for the 2017 taxation year in relation to the Canadian Domestic Tax matters, as further detailed below in Note 24(a).

Management believes that the Company and its subsidiaries have filed all tax returns and paid all applicable taxes in compliance with Canadian and applicable foreign tax laws and, as a result, no liabilities have been recorded in the financial statements of the Company for the Reassessments, the Proposal Letter (both, as defined below), or for any potential tax exposure that may arise in respect of these matters. The Company does not believe that the Reassessments or the Proposal Letter are supported by Canadian tax law and jurisprudence and intends to vigorously defend its tax filing positions.

2021 Financial Statements	43

Franco-Nevada Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

The following table provides a summary of the various CRA audit and reassessment matters further detailed below:

	CRA Position	Taxation Years Reassessed	Potential Exposure for Tax, Interest and Penalties (in millions)
Canadian Domestic Tax Matters	Upfront payment made in connection with precious metal stream agreements should be deducted for income tax purposes in a similar manner to how such amount is expensed for financial statement purposes.	2014, 2015, 2016

For 2014-2016:

Tax: $9.0 (C$11.4)

Interest and other penalties: $2.4 (C$2.9)

If CRA were to reassess the 2017-2021 taxation years on the same basis:

Tax: $41.5 (C$52.6)

Interest and other penalties: $4.2 (C$5.4)

Transfer Pricing (Mexico)

Transfer pricing provisions in the Act (as defined below) apply such that a majority of the income earned by the Company’s Mexican subsidiary should be included in the income of the Company and subject to tax in Canada.

2013, 2014, 2015, 2016

For 2013-2016:

Tax: $23.6 (C$29.9)

Transfer pricing penalties: $8.1 (C$10.3) for 2013-2015; $1.4 (C$1.7) for 2016 under review

Interest and other penalties: $10.2 (C$12.8)

The amounts set forth above do not include any potential relief under the Canada-Mexico tax treaty.

The Company’s Mexican subsidiary ceased operations after 2016 and no reassessments for this issue are expected for subsequent years.

Transfer Pricing (Barbados)

Transfer pricing provisions in the Act (as defined below) apply such that a majority of the income relating to certain precious metal streams earned by the Company’s Barbadian subsidiary should be included in the income of the Company and subject to tax in Canada.

2014, 2015, 2016, 2017

For 2014-2017:

Tax: $36.4 (C$46.2)

Transfer pricing penalties: $2.0 (C$2.5) for 2014-2015; $11.9 (C$15.1) for 2016-2017 under review

Interest and other penalties: $10.4 (C$13.2)

If CRA were to reassess the 2018-2021 taxation years on the same basis:

Tax: $169.4 (C$214.7)

Transfer pricing penalties: $63.9 (C$81.0)

Interest and other penalties: $12.1 (C$15.4)

FAPI (Barbados)

The FAPI provisions in the Act (as defined below) apply such that a majority of the income relating to precious metal streams earned by the Company’s Barbadian subsidiary, in 2012 and 2013, should be included in the income of the Company and subject to tax in Canada.

		2012, 2013	For 2012-2013: Tax: $6.0 (C$7.7) Interest and other penalties: $2.8 (C$3.7) Based on CRA’s proposal letter, no reassessments for this issue for years after 2013 are expected.

2021 Financial Statements	44

Franco-Nevada Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

(a)	Canadian Domestic Tax Matters (2014-2016)

In October 2019, certain wholly-owned Canadian subsidiaries of the Company received Notices of Reassessment for the 2014 and 2015 taxation years (the “2014 and 2015 Domestic Reassessments”) in which the CRA increased income by adjusting the timing of the deduction of the upfront payments which were made in connection with precious metal stream agreements. The CRA’s position is that the upfront payment should be deducted for income tax purposes in a similar manner to how such upfront payment is expensed for financial statement purposes. Consequently, the CRA’s position results in a slower deduction of the upfront payment and an acceleration of the payment of Canadian taxes. This results in the Company being subject to an incremental payment of Federal and provincial income taxes for these years of $1.1 million (C$1.4 million) (after applying available non-capital losses and other deductions) plus estimated interest (calculated to December 31, 2021) and other penalties of $0.2 million (C$0.2 million). The Company has filed formal Notices of Objection with the CRA against the 2014 and 2015 Domestic Reassessments, posted security in cash for 50% of the reassessed amounts, as referenced in Note 9, and has commenced an appeal in the Tax Court of Canada with respect to these reassessments.

On September 14, 2021, the Company received a Notice of Reassessment for the 2016 taxation year (the “2016 Domestic Reassessment” and, collectively with the 2014 and 2015 Domestic Reassessments, the “Domestic Reassessments”) on the same basis as the 2014 and 2015 Domestic Reassessments, resulting in an incremental payment of Federal and provincial income taxes of $7.9 million (C$10.0 million) (after applying available non-capital losses and other deductions) plus interest (calculated to December 31, 2021) and applicable penalties of $2.2 million (C$2.7 million). The Company has filed a formal Notice of Objection with the CRA against the 2016 Domestic Reassessment and has posted security in cash for 50% of the reassessed amounts, as referenced in Note 9.

If the CRA were to reassess the particular Canadian subsidiaries for taxation years 2017 through 2021 on the same basis, the Company estimates that it would be subject to an incremental payment of Canadian tax (after applying available non-capital losses and other deductions) of approximately $6.7 million (C$8.4 million) for 2017 and $34.8 million (C$44.2 million) for 2018 through 2021 plus interest (calculated to December 31, 2021) and other penalties of approximately $4.2 million (C$5.4 million).

On February 4, 2022, the Company received a proposal letter (the “Proposal Letter”) in which the CRA proposes to reassess the 2017 taxation year on the same basis as the Domestic Reassessments as described above. The CRA proposes to increase taxable income by $26.5 million that would result in an incremental payment of Canadian tax of approximately $6.7 million (C$8.4 million) plus interest and applicable penalties, consistent with the estimate disclosed above. Should the Proposal Letter result in the issuance of a Notice of Reassessment, the Company intends to file a Notice of Objection against the reassessment.

(b)	Mexico (2013-2016)

In December 2018 and December 2019, the Company received Notices of Reassessment from the CRA for the 2013 taxation year (the “2013 Reassessment”) and for the 2014 and 2015 taxation years (the “2014 and 2015 Reassessments”, collectively with the 2013 Reassessment, the “2013-2015 Reassessments”) in relation to its Mexican subsidiary. The reassessments were made on the basis of the transfer pricing provisions in the Income Tax Act (Canada) (the “Act”) and asserts that a majority of the income earned by the Mexican subsidiary should have been included in the income of the Company and subject to tax in Canada. The 2013-2015 Reassessments result in additional Federal and provincial income taxes of $20.0 million (C$25.3 million) plus estimated interest (calculated to December 31, 2021) and other penalties of $9.1 million (C$11.5 million) but before any relief under the Canada-Mexico tax treaty. The Company has filed formal Notices of Objection with the CRA against the 2013-2015 Reassessments and has posted security in the form of a standby letter of credit for 50% of the reassessed amounts, as referenced in Note 11 (a).

In December 2020, the CRA issued revised 2013-2015 Reassessments to include transfer pricing penalties of $8.1 million (C$10.3 million). The Company has filed formal Notices of Objection with the CRA against these revised reassessments and has posted security in the form of cash for 50% of the reassessed amounts of penalties, as referenced in Note 9. The Company has commenced an appeal in the Tax Court of Canada with respect to the 2013-2015 Reassessments.

2021 Financial Statements	45

Franco-Nevada Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

On December 21, 2021, the Company received a Notice of Reassessment for the 2016 taxation year (the “2016 Reassessment”) on the same basis as the 2013-2015 Reassessments, resulting in additional Federal and provincial income taxes of $3.6 million (C$4.6 million) plus estimated interest (calculated to December 31, 2021) and other penalties of $1.1 million (C$1.3 million) but before any relief under the Canada-Mexico tax treaty. The Company’s Mexican subsidiary ceased operations after 2016 and no reassessments are expected for subsequent years.

The 2016 Reassessment did not include transfer pricing penalties which are currently under review. If the CRA were to apply transfer pricing penalties, the Company estimates that the amount would be approximately $1.4 million (C$1.7 million). The Company intends to file a formal Notice of Objection with the CRA against the 2016 Reassessment and has posted security in the form of cash for 50% of the reassessed amounts, as referenced in Note 9.

For taxation years 2013 through 2016, the Company’s Mexican subsidiary paid a total of $34.1 million (490.3 million Pesos) in cash taxes, at a 30% tax rate, to the Mexican tax authorities on income earned in Mexico. If required, the Company intends to seek relief from double taxation under the Canada-Mexico tax treaty.

(c)	Barbados (2014-2017)

The 2014 and 2015 Reassessments also reassess the Company in relation to its Barbadian subsidiary. The reassessments were made on the basis of the transfer pricing provisions in the Act and assert that a majority of the income relating to certain precious metal streams earned by the Barbadian subsidiary should have been included in the income of the Company and subject to tax in Canada, resulting in additional Federal and provincial income taxes of $5.3 million (C$6.7 million) plus estimated interest (calculated to December 31, 2021) and other penalties of $2.2 million (C$2.8 million). As noted previously, the Company has filed formal Notices of Objection with the CRA against the 2014 and 2015 Reassessments and has posted security in the form of a standby letter of credit for 50% of the reassessed amounts, as referenced in Note 11 (a).

As noted above, in December 2020, the CRA issued revised 2014 and 2015 Reassessments to include transfer pricing penalties of $2.0 million (C$2.5 million). The Company has filed formal Notices of Objection with the CRA against these revised reassessments and has posted security in the form of cash for 50% of the reassessed amounts of penalties, as referenced in Note 9. The Company has commenced an appeal in the Tax Court of Canada with respect to the 2014-2015 Reassessments.

On December 21, 2021, the Company received the 2016 Reassessment as well as a Notice of Reassessment for the 2017 taxation year (the “2017 Reassessment”, collectively with the 2016 Reassessment, the “2016 and 2017 Reassessments”) that reassess the Company in relation to its Barbadian subsidiary on the same basis as the 2014 and 2015 Reassessments, resulting in additional Federal and provincial income taxes of $31.1 million (C$39.5 million) plus estimated interest (calculated to December 31, 2021) and other penalties of $8.2 million (C$10.4 million). The 2016 and 2017 Reassessments did not include transfer pricing penalties which are currently under review. If the CRA were to apply transfer pricing penalties, the Company estimates that the amounts would be approximately $11.9 million (C$15.1 million). The Company intends to file formal Notices of Objection with the CRA against the 2016 and 2017 Reassessments and has posted security in the form of cash for 50% of the reassessed amounts, as referenced in Note 9.

If the CRA were to reassess the Company for taxation years 2018 through 2021 on the same basis and continue to apply transfer pricing penalties, the Company estimates that it would be subject to additional Canadian tax for these years of approximately $169.4 million (C$214.7 million), transfer pricing penalties of approximately $63.9 million (C$81.0 million) plus interest (calculated to December 31, 2021) and other penalties of approximately $12.1 million (C$15.4 million).

2021 Financial Statements	46

Franco-Nevada Corporation

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021 and 2020

(expressed in millions of U.S. dollars, except per share amounts, unless otherwise noted)

(d)	Barbados (2012-2013)

In August 2020, the Company received Notices of Reassessment for the 2012 and 2013 taxation years (the “FAPI Reassessments” and, collectively with the Domestic Reassessments, the 2013 Reassessment, the 2014 and 2015 Reassessments, and the 2016 and 2017 Reassessments, the “Reassessments”) in relation to its Barbadian subsidiary. The FAPI Reassessments assert that a majority of the income relating to precious metal streams earned by the Barbadian subsidiary, in those years, should have been included in the income of its Canadian parent company and subject to tax in Canada as Foreign Accrual Property Income (“FAPI”). The CRA has noted that its position may not extend beyond the 2013 taxation year. The FAPI Reassessments result in additional Federal and provincial income taxes of $6.0 million (C$7.7 million) plus estimated interest (calculated to December 31, 2021) and other penalties of $2.8 million (C$3.7 million). The Company has filed formal Notices of Objection with the CRA against the FAPI Reassessments, has posted security in cash for 50% of the reassessed amounts, as referenced in Note 9, and has commenced an appeal in the Tax Court of Canada with respect to these reassessments.

The CRA audit is ongoing and there can be no assurance that the CRA will not further challenge the manner in which the Company or any of its subsidiaries has filed its tax returns and reported its income. In the event that the CRA successfully challenges the manner in which the Company or a subsidiary has filed its tax returns and reported its income, this could potentially result in additional income taxes, penalties and interest, which could have a material adverse effect on the Company.

2021 Financial Statements	47

WORLD GOLD COUNCIL MEMBER

Franco Nevada

The GOLD Investment that WORKS

www.franco-nevada.com

FNV TSX/NYSE

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